

STATION CASINOS INC.

2002 Annual Report



A Proven Formula for Success

Station Casinos' leadership in the regional entertainment destination market is the result of many factors. The Company's exceptional design and development of new facilities has changed the landscape of gaming for residents of the Las Vegas Valley. Through cutting-edge technology and innovation, we continue to offer the newest and most innovative gaming products. Frequent high-profile promotional and marketing programs have made the Company one of the most recognized in the business. Quality, value and a complete entertainment experience have been cornerstones of the Company's steady growth. Station Casinos' signature "Beyond the Best" service is largely responsible for creating and building customer loyalty and repeat business. And, having benefited from the loyalty of its customers, Station Casinos, through the Caring for our Community Program, gives back to the Las Vegas community. These are the ideas upon which the Company was founded, and which still guide its direction and determine its success.


1976


PALACE
STATION
1991


TEXAS
STATION
SUNSET
STATION
2003

Company History

It's 1976, and Las Vegas is thriving. Large, opulent casinos welcome hundreds of thousands of tourists, who make annual or bi-annual trips to downtown "Vegas" or the "Strip." The local population is also growing, and the people who live and work in Las Vegas are hungry for their own entertainment options.

Frank Fertitta, Jr., who worked his way up through the gaming industry to become the general manager of a downtown property, sees a virtually untapped gaming market; the people who live in Las Vegas who are looking for a convenient, value-oriented gaming experience. In response, he opens "The Casino," a 5,000-square-foot casino, with 100 slot machines and six table games. From its opening day, it's an immediate success. From these humble beginnings grow, first, the Palace Station Hotel & Casino and, eventually, Station Casinos.

Over the next 15 years, The Casino is strategically expanded. Sensing what the local customers want, the Fertittas add bingo, numerous restaurants and entertainment venues, ultimately creating the first "regional entertainment destination" for locals. The last major expansion occurs in 1991—the addition of a new 600-room tower and extensive additional amenities.

The new Palace Station Hotel & Casino becomes the Company's prototype for a highly successful gaming and entertainment venue for locals and frequent repeat customers. This prototype, together with Station Casinos' reputation for quality, value, and friendly, personal service, lead to Station Casinos' expansion and growth.

Expansion and Growth

Since going public in 1993, we have successfully expanded our franchise by acquiring the best real estate available and designing, developing, and constructing new and innovative gaming facilities. The Company's philosophy focuses on providing a high-value, high-quality gaming and entertainment experience in regional entertainment destinations catering to frequent repeat customers.

The execution of our philosophy continues to evolve with each new project. Opened in December 2001, Station Casinos' newest property—Green Valley Ranch Station Casino—continues the Station tradition of raising the standard for gaming and entertainment in the locals' market each time we open a new property.

From the 5,000-square-foot The Casino to today, the Company has grown to 11 properties, over 10,000 employees and approximately $1.6 billion in total assets. Station Casinos operates nearly 19,000 slot machines in the Las Vegas Valley, easily surpassing any other gaming company.



STATION CASINOS

is the premier provider of gaming and entertainment for residents of the Las Vegas Valley.

Our franchise currently includes eight major gaming and entertainment facilities and three smaller casinos. Our properties are easily accessible from anywhere in the Las Vegas Valley, with more than 80 percent of the population living within a five-mile radius of one of our properties. Nearly all of our properties are master-planned for expansion, enabling us to incrementally add to our existing properties as demand dictates. We also own or control what we believe is the best portfolio of undeveloped, gaming-entitled real property in the Las Vegas locals' market.



Station Casinos	Location	Acreage	Slots	Tables	Rooms	Restaurants	Fast-Food Outlets	Movie Screens	Bowling Lanes	Child Care	Covered Parking	Opening/ Acquisition Date
Palace Station	Las Vegas, NV	39	2,037	46	1,021	7	5	—	—	—	1,900	7/76
Boulder Station	Las Vegas, NV	46	2,896	42	300	5	7	11	—	Yes	1,900	8/94
Texas Station	North Las Vegas, NV	47	2,470	38	200	5	7	18	60	Yes	3,500	7/95
Sunset Station	Henderson, NV	85	2,847	53	457	7	7	13	—	Yes	2,900	6/97
Santa Fe Station	Las Vegas, NV	38	2,133	28	200	3	6	—	60	—	1,500	10/00
Green Valley Ranch Station	Henderson, NV	40	2,212	49	201	6	6	10	—	—	1,600	12/01
Fiesta Rancho	North Las Vegas, NV	25	1,810	21	100	6	3	—	—	—	1,000	1/01
Fiesta Henderson	Henderson, NV	46	1,473	23	224	3	—	—	—	—	—	1/01
Wild Wild West	Las Vegas, NV	19	233	7	258	1	—	—	—	—	—	7/98
Barley's Casino & Brewery	Henderson, NV	—	191	8	—	1	—	—	—	—	—	1/96
Wildfire	Las Vegas, NV	5	170	6	—	1	—	—	—	—	—	1/03
TOTALS		390	18,472	321	2,961	45	41	52	120	—	14,300	



STATION CASINOS

The Locals' Favorite

In 1976, Station Casinos pioneered the market that it leads today—the $2.1 billion Las Vegas locals' market. Our properties have evolved since that time into regional entertainment destinations, including not only casino gaming, but also restaurants, entertainment venues, movie theaters, bowling facilities, convention and meeting rooms, child care and many other amenities.

With six Station-branded properties located throughout the Las Vegas Valley, every resident of Las Vegas is within a convenient drive of a Station casino. Our guests associate the "Station" brand with high-quality facilities, gaming, entertainment and dining value, personalized customer service, unparalleled convenience and consistency in execution. Our player rewards program, restaurants and other amenities have won more than 180 "Best of Las Vegas" awards in the *Las Vegas Review Journal*'s annual readers' poll.

The Station Casinos' Boarding Pass card program was introduced in April 1999. This centralized program allows Boarding Pass members to earn points for their play at any Station property and redeem their points at any Station property. The number of hotel/casinos, and their distribution throughout the Las Vegas Valley, allow us to offer innovative gaming products, restaurants, movie theaters, child care and other amenities that our competitors can not match.


SUNSET
STATION
PALACE
BOULDER STATION


FIESTA
PIZZA!
PASTA!
& MORE!
TOURNAMENTS!
TUESDAYS VIDEO POKER
THURSDAYS BLACKJACK

FIESTA!

The Royal Flush Capital of the World

Fiesta Rancho and Fiesta Henderson, each referred to locally as the "Royal Flush Capital of the World," have their own loyal following in the Las Vegas Valley. The Fiesta properties regularly receive the "Best Video Poker" award in the annual *Las Vegas Review Journal's* "Best of Las Vegas" readers' poll. Acquired in 2001, the Fiesta properties offer us a second well-known brand and are designed for our customers who want value, convenience and great service in a smaller, more intimate gaming environment.

The Fiestas also benefit from the technology that makes Station Casinos the Las Vegas locals' favorite. Grande Bingo—similar to Station's Jumbo Bingo—was recently introduced at the Fiestas and has been extremely popular. Fiesta's Amigo Club player reward program allows our guests to earn points for their play at either Fiesta, and then redeem their points not only at either Fiesta property, but at any property in the Station family. This allows a Fiesta player to redeem points at over 60 restaurants, as well as at any other Station/Fiesta entertainment venue or hotel located conveniently throughout the Las Vegas Valley.




LAS VEGAS REVIEW-JOURNAL POLL
The Best of Las Vegas
180 Awards!

JUMBO HOLD'EM POKER PROGRESSIVE

JUMBO BINGO PROGRESSIVE

JUMBO JACKPOT BOARDING PASS BONUS


STATION CASINOS
JUMBO JACKPOT
BOARDING PASS BONUS
INSERT THIS END
JACK POTS
PRESIDENT
PREFERRED

LEADING IN TECHNOLOGY

At Station Casinos, we are committed to offering our guests innovative gaming products that create long-term competitive advantages in the Las Vegas locals' market and give our customers more reasons to visit our properties. Over the past two years, we have introduced and refined several exciting new products—Xtra Play Cash, Jumbo Bingo, and Jumbo Hold'em Poker. These products have created the foundation for our most exciting new development yet—"Jumbo Jackpot"—to be rolled-out to customers in early 2003.

"Xtra Play Cash" (XPC) is a groundbreaking bonus feature that lets Boarding Pass members play "on the house" with free credits. Working closely with Acres Gaming, we developed this innovative product and have the exclusive right to its use in the Las Vegas locals' market. XPC offers superior customer convenience by allowing our customers to redeem free slot credits right at the machine by simply inserting their Boarding Pass card.

Our next innovation, Jumbo Bingo, revitalized the traditional bingo game. Jumbo Bingo is a coverall bingo game, which links all of the Station properties together via simulcast video, with a prize exceeding $100,000. To date, bingo players have won 21 jackpots in 21 months, averaging $158,000 each. Jumbo Bingo has been named "Best Bingo" in the *Las Vegas Review Journal*'s annual "Best of Las Vegas" readers' poll two years in a row. Jumbo Hold'em Poker, launched in February 2003, has also achieved similar early success.

Beginning in April 2003, customers using their Board Pass cards while playing slot machines at any of our six Station-branded properties will be eligible to win a "Jumbo Jackpot"—a bonus jackpot of up to $150,000. The Jumbo Jackpot can hit at any time, any place, regardless of how many coins are played and regardless of whether or not there is a winning combination on the machine. Jumbo Jackpot allows our customers to "win without winning" and thereby rewards customers for simply playing at a Station property.



$1,250,000
GREAT GIVEAWAY
JUMBO
BINGO
GOLD
STATION CASINOS
BOARDING PASS
JACK POTS



THUNDER VALLEY CASINO

Las Vegas-Style Gaming for Northern California

The Thunder Valley Casino, located on Interstate 65 just north of Sacramento, California, is expected to open in June, 2003. Upon completion, this property will bring Las Vegas-style gaming, dining and entertainment to the Northern California market. Thunder Valley Casino will be an elegant and exciting combination of stacked-stone, wood molding and marble and tile flooring, all with a Northern Mediterranean influence. The casino will include approximately 1,900 slot machines, 100 table games, private VIP gaming salons and a bingo/special events area. Similar to our Las Vegas properties, Thunder Valley will include numerous dining options—including Austin's Steak House, Shanghi Fat's Asian Bistro and the Grand Café—in addition to a 500-seat buffet and a state-of-the-art food court.

Thunder Valley Casino is being developed and will be managed by Station on behalf of the United Auburn Indian Community ("UAIC"). Station's management agreement with the UAIC runs for a period of seven years.



GROWING DEMAND LIMITED SUPPLY

The enactment of Senate Bill 208 (S.B. 208) in 1997 significantly limited the areas in the Las Vegas Valley in which a hotel casino could be located. S.B. 208 identified a limited number of gaming enterprise districts and set forth very stringent criteria for future casino-gaming development. While gaming supply has been limited by this legislation, demand for locals gaming continues to grow, fueled by the ever expanding population in the Las Vegas Valley. According to the U.S. Census Bureau, during the 1990s, the Las Vegas Valley was the fastest-growing metropolitan area in the country.



Northwest
$55.6 307,056 13%
Santa Fe Station
Fiesta Rancho
Texas Station
Northeast
$33.9 190,853 7%
Palace Station
Central West
$43.9 229,373 4%
Boulder Station
Central East
$35.0 348,173 2%
South West
$53.0 32,388 14%
Sunset Station
South East
$55.5 261,620 12%
Fiesta Henderson
Green Valley Ranch Station

Household Income *($ in thousands)* 2000 Population Population CAGR(a) *(1991-2000)*

(a) Compound Annual Growth Rate

Total Employment
Las Vegas Metropolitan Area
(in thousands)



576
620
654
682
712
801
819
833
'95
'96
'97
'98
'99
'00
'01
'02

Source: Nevada Department of Employment, Training and Rehabilitation

Clark County Population
(in thousands)



1,055
1,119
1,193
1,261
1,327
1,394
1,485
1,560
'95
'96
'97
'98
'99
'00
'01
'02

Source: University of Nevada Las Vegas Center for Business and Economic Research

Locals Market Gaming Revenues
(in millions)



1,023
1,157
1,249
1,457
1,610
1,790
1,868
2,100
'95
'96
'97
'98
'99
'00
'01
'02

Source: Estimated using Nevada Gaming Control Board Revenue Reports

Projected Clark County Population
(in thousands)



1,426
1,720
1,895
'00
'05
'10

Source: University of Nevada Las Vegas Center for Business and Economic Research

Financial Highlights

(in thousands except per share amounts)	Years Ended December 31, 2002	2001	2000	1999	Transition Period 1998(a)
Statement of Operations Data:					
Net revenues	$ 792,865	$ 836,857	$ 990,060	$ 940,663	$ 640,869
Operating income	$ 145,910	$ 138,335	$ 241,194	$ 27,065	$ 63,351
Operating income and earnings from joint ventures	$ 157,203	$ 140,839	$ 242,812	$ 28,871	$ 64,696
Net income (loss) applicable to common stock	$ 17,932	$ 19,369	$ 93,505	$ (44,758)	$ (17,531)
Earnings (loss) per common share	$ 0.30	$ 0.32	$ 1.48	$ (0.76)	$ (0.33)
Weighted average common shares outstanding	60,730	60,037	63,116	58,692	52,968
Balance Sheet Data:					
Capital expenditures	$ 20,138	$ 450,088	$ 358,763	$ 76,379	$ 99,460
Total assets	$1,598,347	$1,656,122	$1,440,428	$1,276,273	$1,531,925
Long-term debt	$1,165,722	$1,237,090	$ 989,625	$ 942,480	$1,147,266
Stockholders' equity	$ 270,678	$ 248,904	$ 288,887	$ 216,801	$ 269,406

(a) On November 6, 1998, the Company filed a Form 8-K announcing its change in fiscal year end from March 31 of each year to December 31 of each year. This change is effective for the nine month period ended December 31, 1998 (the "Transition Period 1998").



Dear fellow

SHAREHOLDERS

Since going public in 1993, our vision for Station Casinos has been to become the premier provider of gaming entertainment for Las Vegas locals and, from that foundation, to take advantage of select opportunities to grow our Company. This past year saw us take important steps in fulfilling that vision.

We characterized 2001 as a year of transition. During 2001, we completed three acquisitions and opened Green Valley Ranch Station Casino, clearly the highest quality, most complete resort/casino ever built in the Las Vegas locals' market. As a result of these efforts, we strengthened the "Station" brand—already the most popular brand in locals' gaming—and added the "Fiesta" brand to our portfolio—the second most recognized name in the Las Vegas locals' market.

This past year we expanded on our accomplishments of 2001. During 2002, our primary focus was on gaining the efficiencies in our operations made possible by doubling the number of our hotel/casino properties in Las Vegas. These efficiencies quickly translated into substantially increased operating margins and cash flow. One example of this focus is the operating results at Green Valley Ranch, which finished 2002 with the best first-year performance in the history of the Company.

While keenly focused on realizing operating efficiencies, we also continued to plan for the future. In October 2002, we were able to secure an option to acquire over 70 acres in Summerlin Centre—the future business, retail and entertainment center for the western part of the Las Vegas Valley. This site will be the home of Red Rock Station--the next generation in locals' entertainment destinations.

2002 also brought an exciting new development opportunity much closer to fruition. In the fourth quarter of 2002, we received the final approvals necessary to start the construction of Thunder Valley Casino—a casino developed and managed by Station on behalf of the United Auburn Indian Community (the "UAIC"). This property, which is scheduled to open in June 2003, will be the first Las Vegas-style casino in Northern California. We are proud and excited to be involved in this project with the UAIC and believe it will serve as a model for future growth opportunities for Station Casinos.

Supply and Demand in Las Vegas

As each year passes, we gain more confidence in our core strategy of investing based upon the supply/demand dynamic in the Las Vegas locals' market. On the supply side, we do not see any significant new gaming capacity being added in the Las Vegas locals market until at least 2005. Even in 2005 and beyond, any significant growth will be limited geographically by zoning restrictions and limits under Senate Bill 208. Despite the limitations on new gaming capacity imposed by S.B. 208, we own or control what we believe is the best portfolio of undeveloped, gaming-entitled real property in the Las Vegas Valley.

On the demand side, Las Vegas continues to grow, even in difficult economic times. The University of Nevada Las Vegas (UNLV) estimates that the population of Las Vegas grew by 5.7% in 2002—exceeding UNLV's previous estimates. In addition, total employment in the Las Vegas Valley grew approximately 2% to 833,000 jobs. By the end of the decade, UNLV estimates population in the Las Vegas Valley will approach 2 million people. This continued population growth, coupled with limited growth in gaming capacity, should allow our existing properties catering to the locals' market to reap even greater rewards.

Innovative New Gaming Products

Another core strategy at Station is to continue to bring new and exciting gaming products to our customers. We believe that outside of providing a complete, high-quality entertainment experience at a reasonable value, the introduction of innovative gaming products unique to Station Casinos will result in greater customer loyalty and, ultimately, a higher return to our shareholders.

To execute this strategy , we have dedicated significant resources to introducing new products like Jumbo Bingo, Xtra Play Cash, and Jumbo Hold'em Poker. These products have been extremely successful and have generated a great deal of excitement from our customers and have set the stage for our most exciting innovation to date—"Jumbo Jackpot."

Set for a full scale roll out to our customers in April 2003, Jumbo Jackpot will pay a bonus of up to $150,000 in cash to customers playing with a Station Boarding Pass card just for playing at a Station property. This jackpot, which allows a player to "win without winning," is the first progressive slot jackpot paid based on the use of a loyalty card, instead of on the outcome of the slot machine. We are extremely excited about the possibilities presented by "Jumbo Jackpot" and we will continually strive to bring new and exciting products to our casino floors.

Caring for Our Community

Our commitment to the Las Vegas community goes beyond just the creation of jobs and the payment of taxes. While the needs of every community vary, the need for a strong educational system is constant, particularly when it comes to helping ensure that a community's next generation of leaders is sufficiently prepared to take on that responsibility.

Through our "Smart Start" school partnership program, each of our properties and our corporate team members partner with a high-need school, providing financial assistance along with team member volunteers to help ensure that each partner school can provide the best learning environment possible. In addition, our Caring for our Community program, which was launched in 2001, has had a significant impact on improving the quality of life for many Southern Nevadans. Through this program, we provide financial assistance to local non-profit organizations then help build awareness about the organization's programs and services through television and print advertisements. Each of our Caring for our Community partners has indicated that they have seen a significant increase in community-wide donations and volunteers as a result of these public awareness campaigns.

Giving back to the community is a core philosophy that exists throughout every level of Station Casinos. Our executives set the example by serving on various non-profit boards and encouraging each and every Station team member to recognize the importance of volunteering in the hopes of assisting others who, for a host of reasons, might simply need a helping hand.

Looking to the Future

As we look to the future, we continue to be pleased with the path we have chosen. Our assets are generating industry-leading margins and returns on investment and we are well positioned for future growth. Our position in the Las Vegas locals' market has never been stronger and we look forward to reaping the rewards of our hard work. The anticipated growth of Las Vegas should provide us with opportunities to increase same-store cash flows, take advantage of targeted master-planned expansions and develop new and exciting entertainment destinations in the locals market. In addition, the opening of Thunder Valley Casino will allow us to demonstrate that our locals gaming business model can be successfully applied to Native American casinos. This past year we accomplished our most important objectives: solidifying our position as the premier provider of gaming entertainment for Las Vegas locals and laying the foundation for our future growth.

April 8, 2003



Frank J. Fertitta III
Chairman and CEO



Lorenzo J. Fertitta
President

Financial Section

The following discussion and analysis should be read in conjunction with the financial statements and notes thereto included elsewhere in this Annual Report.

Results of Operations

The following table highlights the results of our operations (dollars in thousands):

	Year ended December 31, 2002	Percent change	Year ended December 31, 2001	Percent change	Year ended December 31, 2000
Net revenues—total	$792,865	(5.3)%	$ 836,857	(15.5)%	$990,060
Major Las Vegas Operations (a)	768,813	(3.6)%	797,213	27.0%	627,968
Missouri Operations (a)	—	—	—	(100.0)%	315,422
Other Operations and Corporate (a)	24,052	(39.3)%	39,644	(15.1)%	46,670
Operating income (loss)—total	$145,910	5.5%	$ 138,335	(42.6)%	$241,194
Major Las Vegas Operations (a)	185,170	7.3%	172,539	4.5%	165,138
Missouri Operations (a)	—	—	—	(100.0)%	102,882
Other Operations and Corporate (a)	(39,260)	(14.8)%	(34,204)	(27.5)%	(26,826)
Cash flows provided by (used in):					
Operating activities	$130,259	9.3%	$ 119,186	(27.2)%	$163,696
Investing activities	(60,948)	87.5%	(487,148)	(6,776.9)%	7,296
Financing activities	(76,089)	(142.7)%	178,095	1,394.1%	11,920

(a) The Major Las Vegas Operations include the accounts of: Palace Station, Boulder Station, Texas Station, Sunset Station, Santa Fe Station (since October 2, 2000), Fiesta Rancho (since January 4, 2001) and Fiesta Henderson (since January 30, 2001). The Missouri Operations (sold December 20, 2000) included the accounts of: Station Casino St. Charles and Station Casino Kansas City. Other Operations and Corporate includes the accounts of Wild Wild West, our management fees from Barley's and Green Valley Ranch Station (since December 18, 2001), Southwest Gaming (sold September 30, 2001) and Corporate expense.

The results of operations for the year ended December 31, 2001 were substantially different from that of the year ended December 31, 2000, due to the impact of various transactions. On December 20, 2000, we completed the sale of substantially all of the assets of the Missouri Operations for approximately $488 million. We purchased substantially all of the assets of Santa Fe Station (formerly Santa Fe Hotel & Casino) for approximately $205 million, Fiesta Rancho (formerly Fiesta Casino Hotel) for $170 million and Fiesta Henderson (formerly The Reserve Hotel & Casino) for $71.8 million on October 2, 2000, January 4, 2001 and January 30, 2001, respectively. In addition, we sold our slot route operations, Southwest Gaming, on September 30, 2001, and opened Green Valley Ranch Station, a 50% joint venture, on December 18, 2001. Consolidated net revenues, operating income and operating margin all declined for the year ended December 31, 2001 as compared to the year ended December 31, 2000, as the contributions from the three acquired properties were less than those of the Missouri Operations.

Net Revenues

Consolidated net revenues for the year ended December 31, 2002 decreased 5.3% to $792.9 million as compared to $836.9 million for the year ended December 31, 2001. The decrease in consolidated net revenues was due in part to the prior year including the operations of Southwest Gaming, which was sold on September 30, 2001. In addition, revenues at Sunset Station declined due to the impact from Green Valley Ranch Station, which opened on December 18, 2001, and is accounted for under the equity method.

Combined net revenues from our Major Las Vegas Operations decreased 3.6% to $768.8 million for the year ended December 31, 2002 as compared to $797.2 million for the year ended December 31, 2001. The decline in revenues was due in large part to a decline in revenues at Sunset Station due to the impact from Green Valley Ranch Station. Total net revenues from all properties that we manage (including Green Valley Ranch Station) increased by 10.4% over the same period.

For the year ended December 31, 2001, as compared to the year ended December 31, 2000, net revenues for our Major Las Vegas Operations increased 27.0% to $797.2 million due to the acquisitions of Santa Fe Station, Fiesta Rancho and Fiesta Henderson. Same-store (Palace Station, Boulder Station, Texas Station and Sunset Station) net revenues for the year ended December 31, 2001 declined 3.7% as compared to the year ended December 31, 2000. The terrorist attacks on September 11, 2001 significantly impacted our business for the last four months of 2001. In particular, we experienced a substantial decline in revenues subsequent to those events. Although revenues have recovered substantially, the amounts of revenue generated during each customer visit was lower than in recent years. In addition to the events of September 11, 2001, we faced many other challenges, including the integration of the three newly acquired hotel/casinos, softer general economic conditions, higher utility costs, new competition in west Las Vegas which had an impact on Texas Station, continued road construction near Palace Station, construction necessary to transition The Reserve to a Fiesta-branded property and competitive supply increases on the Boulder Strip and surrounding areas.

Operating Income/Operating Margin

Our operating income was impacted by certain charges/credits in each year that affect the ability to analyze year-to-year comparisons. The following table identifies these charges/credits (dollars in thousands):

	Years ended December 31,		
	2002	2001	2000
Operating income	$145,910	$138,335	$241,194
Operating margin	*18.4%*	*16.5%*	*24.4%*
Certain charges/credits:			
Impairment loss	$ 8,791	$ 4,001	$ —
Preopening expenses	—	6,413	3,858
Gain on sale of properties	—	(1,662)	(41,731)
Missouri/Nevada investigations and fines	—	—	4,388
Operating income, excluding certain charges/credits	$154,701	$147,087	$207,709
Operating margin, excluding certain charges/credits	*19.5%*	*17.6%*	*21.0%*

Consolidated operating income, excluding certain charges/credits, increased 5.2% in the year ended December 31, 2002 as compared to the year ended December 31, 2001. This increase is due to an aggressive cost containment program we implemented as part of our continued focus on operating efficiencies and realizing synergies from the three acquired properties and the opening of Green Valley Ranch Station. As a result, our consolidated operating margin, excluding certain charges/credits, improved 1.9 percentage points in the year ended December 31, 2002 as compared to the prior year.

Consolidated operating income, excluding certain charges/credits, declined 29.2% in the year ended December 31, 2001 as compared to the year ended December 31, 2000. This decrease was primarily due to the operating income for the three acquired properties being less than those of the Missouri Operations. Same-store operating income, excluding certain charges/credits, decreased 18.8% to $136.1 million for the year ended December 31, 2001 from $167.6 million in the prior year. The decrease in same-store operating income is due to the same factors mentioned above for net revenues.

Consolidated operating margin, excluding certain charges/credits, decreased 3.4 percentage points in the year ended December 31, 2001 as compared to the year ended December 31, 2000. Same-store operating margin, excluding certain charges/credits, decreased 4.3 percentage points for the year ended December 31, 2001 as compared to the prior year. We implemented a cost reduction program in response to the decline in revenue during the year; however, there is a delayed effect to any such program. As a result, expenses represented a much higher percentage of revenues for the year ended December 31, 2001 than has historically been the case. In addition, depreciation and amortization expense increased 9.8% over the prior year, which negatively affected the operating margin.

The following table highlights our various sources of revenues and expenses as compared to prior years (dollars in thousands):

	Year ended December 31, 2002	Percent change	Year ended December 31, 2001	Percent change	Year ended December 31, 2000
Casino revenues	$638,113	(3.2)%	$659,276	(18.4)%	$807,880
Casino expenses	258,383	(10.2)%	287,637	(22.8)%	372,826
Margin	*59.5%*		*56.4%*		*53.9%*
Food and beverage revenues	$133,811	(4.4)%	$139,983	2.0%	$137,198
Food and beverage expenses	78,738	(8.1)%	85,719	2.2%	83,879
Margin	*41.2%*		*38.8%*		*38.9%*
Room revenues	$ 48,579	2.1 %	$ 47,558	2.8%	$ 46,260
Room expenses	19,000	(1.5)%	19,289	17.5%	16,416
Margin	*60.9%*		*59.4%*		*64.5%*
Other revenues	$ 40,790	(34.4)%	$ 62,179	(5.6)%	$ 65,865
Other expenses	16,276	(54.3)%	35,620	(3.9)%	37,077
Management fees	$ 4,853	616.8%	$ 677	31.2%	$ 516
Selling, general and administrative expenses	$161,038	(3.0)%	$165,977	(8.7)%	$181,833
Percent of net revenues	*20.3%*		*19.8%*		*18.4%*
Corporate expense	$ 31,946	23.1%	$ 25,952	(3.8)%	$ 26,974
Percent of net revenues	*4.0%*		*3.1%*		*2.7%*
Earnings from joint ventures	$ 11,293	351.0%	$ 2,504	54.8%	$ 1,618

Casino. Casino revenues decreased 3.2% for the year ended December 31, 2002 as compared to the year ended December 31, 2001, due to the same factors affecting the combined net revenues for our Major Las Vegas Operations. The casino profit margin increased 3.1 percentage points for the year ended December 31, 2002 as compared to the year ended December 31, 2001. We were able to increase our casino profit margin, despite the revenue decline, by taking advantage of our size and scale and due to aggressive cost containment efforts throughout all areas of the casino, particularly marketing through the use of technology with products such as the Boarding Pass Card, "Xtra Play Cash" and "Jumbo Bingo".

Casino revenues decreased 18.4% for the year ended December 31, 2001 as compared to the year ended December 31, 2000, due to the same factors affecting consolidated net revenues. The casino profit margin increased to 56.4% for the year ended December 31, 2001 as compared to 53.9% for the year ended December 31, 2000. This increase can be attributed primarily to gaming taxes in Missouri that are significantly higher than in Nevada, which caused the Missouri Operations to have a comparatively lower profit margin.

Food and Beverage. Food and beverage revenues decreased 4.4% for the year ended December 31, 2002 as compared to the year ended December 31, 2001. Not withstanding the decrease in food and beverage revenue, the food and beverage net profit margin increased 2.4 percentage points over the same periods. We were able to increase our food and beverage net profit margin, despite the decline in revenues, by taking advantage of economies of scale in terms of purchasing power as well as implementing additional cost cutting measures. Food covers declined by 1.4% for the year ended December 31, 2002 as compared to the year ended December 31, 2001. The reduction in food covers was due to generally soft economic conditions, as well as additional competition in the market from new restaurants. Average ticket prices decreased 3.9% over the same periods, which was due primarily to selected menu price reductions.

Food and beverage revenues increased 2.0% for the year ended December 31, 2001 as compared to the year ended December 31, 2000, due to the net addition of restaurants resulting from the purchase of the three new properties and to the sale of the Missouri Operations. Food and beverage net profit margin remained relatively consistent for the year ended December 31, 2001 as compared to the year ended December 31, 2000. Same-store food covers declined 7.4% for the year ended December 31, 2001 as compared to the year ended December 31, 2000. The reduction in food covers was due to additional competition in the market from new restaurants and the same factors discussed previously that affected net revenues. The decline in same-store food covers was offset somewhat by a 1.2% increase in the average ticket price over the same periods, which was due to selected menu price increases.

Room. Room revenues increased 2.1% for the year ended December 31, 2002 as compared to the year ended December 31, 2001. Room occupancy increased to 91% from 88%, while the average daily room rate decreased to $50 from $52 over the same periods.

Room revenues increased 2.8% for the year ended December 31, 2001 as compared to the year ended December 31, 2000. The increase is primarily due to the addition of 324 rooms as a result of the acquisition of Santa Fe Station, Fiesta Rancho and Fiesta Henderson, net of the loss of 200 rooms from the sale of Station Casino Kansas City.

The same-store room occupancy remained unchanged at 90% for the years ended December 31, 2001 and 2000. The same-store average daily room rate decreased to $54 for the year ended December 31, 2001 as compared to $57 for the year ended December 31, 2000. The events of September 11, 2001 had a significant impact on room revenues from a room rate standpoint. While occupancy returned to normal levels, room rates remain lower than in prior years.

Other. Other revenues primarily include income from the gift shops, bowling, entertainment, leased outlets and arcades. Other revenues decreased 34.4% for the year ended December 31, 2002 as compared to the year ended December 31, 2001. This decrease was due primarily to the sale of Southwest Gaming on September 30, 2001, which provided slot route revenues of approximately $22.9 million for the year ended December 31, 2001. Also included in other revenues for the year ended December 31, 2002, were insurance proceeds of approximately $1.6 million. Other operating expenses decreased 54.3% for the year ended December 31, 2002 as compared to the same period in the prior year. The decrease in other operating expenses was due primarily to the sale of Southwest Gaming mentioned above.

Other revenues decreased 5.6% for the year ended December 31, 2001 as compared to the year ended December 31, 2000. The decrease in other revenues was primarily due to the sale of Southwest Gaming on September 30, 2001, in addition to the same factors mentioned above for consolidated net revenues.

Management Fees. We are the managing partner for both Barley's and Green Valley Ranch Station and receive a management fee equal to 10% of Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") from Barley's and 2% of revenues and approximately 5% of EBITDA from Green Valley Ranch Station. For the year ended December 31, 2002, management fees increased to approximately $4.9 million, as compared to $0.7 million for the year ended December 31, 2001, and $0.5 million for the year ended December 31, 2000. The increase in management fees is directly related to Green Valley Ranch Station, which opened on December 18, 2001.

Selling, General and Administrative ("SG&A"). SG&A as a percentage of net revenues increased to 20.3% in the year ended December 31, 2002 as compared to 19.8% in the year ended December 31, 2001. A large portion of these costs are fixed and, as a result, as revenues declined the percentage of SG&A to net revenues increased. SG&A expenses decreased 3.0% to $161.0 million for the year ended December 31, 2002, from $166.0 million for the year ended December 31, 2001. The decrease in SG&A expenses is a result of an aggressive cost containment program in addition to taking advantage of economies of scale in terms of marketing, purchasing power, advertising and promotions, which was offset somewhat by an increase in energy costs.

SG&A as a percentage of net revenues increased to 19.8% in the year ended December 31, 2001 as compared to 18.4% in the year ended December 31, 2000. We implemented a cost reduction program in response to the decline in revenue during the year; however, there is a delayed effect to any such program. As a result, expenses represented a much higher percentage of revenues for the year than has historically been the case. Also, a large portion of these costs are fixed and, as a result, as revenues declined the percentage of SG&A to net revenues increased. SG&A expenses also increased due to the significant increase in energy costs over the prior year.

Corporate Expense. Corporate expense as a percentage of net revenues increased to 4.0% in the year ended December 31, 2002 as compared to 3.1% in the year ended December 31, 2001. Corporate expense as a percentage of net revenues increased to 3.1% in the year ended December 31, 2001 as compared to 2.7% in the year ended December 31, 2000. A large portion of these corporate expenses are fixed, which causes an increase in the percentage of net revenues as revenues decline. In addition, during the year ended December 31, 2002, we experienced an increase in litigation costs, which included approximately $3.8 million related to the Harrah's patent litigation, as well as an increase in incentive compensation as compared to the prior year. During the year ended December 31, 2001, we also experienced an increase of approximately $0.8 million in litigation costs as well as an increase of approximately $0.4 million in charitable contributions as compared to the year ended December 31, 2000.

Depreciation and Amortization. Depreciation and amortization increased 4.6% in the year ended December 31, 2002 to $72.8 million as compared to $69.6 million in the year ended December 31, 2001. The increase is due primarily to capital spent throughout 2001, which included the retheming of The Reserve to a Fiesta-branded property, the completion of the expansion project at Santa Fe Station and the purchase of new slot machines and a new slot system. This increase was offset partially due to a portion of the original equipment at Sunset Station having been fully depreciated during 2002.

Depreciation and amortization increased 9.8% in the year ended December 31, 2001 to $69.6 million, as compared to $63.3 million in the year ended December 31, 2000. This increase is due in part to the expansion project at Texas Station, which was completed in December 2000 and the purchase of new slot machines and other related equipment in 2001. The increase in depreciation expense for the three acquired properties was offset by a reduction from the sale of the Missouri Operations.

Impairment Loss. We recorded an impairment loss of $8.8 million and $4.0 million in the years ended December 31, 2002 and 2001, respectively, to adjust the carrying value of our other assets to their estimated fair value. In the year ended December 31, 2002, approximately $3.9 million of the impairment loss related to the write-down of certain assets related to our investments in an Internet, intra-state gaming platform and related technology. In May 2002, the Nevada Gaming Commission communicated that it had general concerns regarding the security and reliability of Internet gaming platforms. The impairment of these assets was based upon our decision to no longer pursue Nevada-based Internet gaming activities as a result of the uncertainty of regulatory approval of these types of activities. As a result, all of the hardware, software and internal development costs that we had incurred were written off in 2002, as they were deemed to have no value.

In addition, approximately $4.9 million of the impairment loss was related to our option to invest in the Internet wagering business. In February 2002, we announced that we intended to purchase a 50% interest in Kerzner Interactive Limited (formerly SunOnline Limited) ("Kerzner Interactive"), a wholly owned subsidiary of Kerzner International Limited (formerly Sun International Hotels Limited) ("Kerzner"). Kerzner Interactive was to be the exclusive vehicle for both Kerzner and us to pursue the Internet wagering business. In July 2002, we converted our agreement to acquire a 50% interest in Kerzner Interactive into an option to do so, and paid $4.5 million for such option. Kerzner has decided to discontinue Kerzner Interactive, as it targeted Internet wagering only from jurisdictions that permitted online gaming. As these jurisdictions became more restrictive in their acceptance of Internet gaming, the market size was reduced and competition intensified, resulting in a substantial decrease in the probability of achieving profitability in the short-to-medium term. As a result, we have written-off the option payment and other costs related to this investment.

In the year ended December 31, 2001, we recorded an impairment loss with respect to a 34-acre parcel, near the intersection of Martin Luther King Jr. Drive and Craig Road in North Las Vegas. This impairment loss was necessary because, after evaluating all of our options, we determined not to develop a casino on this site. The assets included capitalized rent and design costs, which had no value after we made the decision not to develop a gaming facility on this parcel. As of December 31, 2002, gaming is not permitted on this site due to zoning restrictions.

Preopening Expenses. Preopening expenses for the year ended December 31, 2001 were $6.4 million, which included costs incurred prior to the acquisitions of Fiesta Rancho and Fiesta Henderson and costs incurred prior to the opening of Green Valley Ranch Station. Preopening expenses during the year ended December 31, 2000 were $3.9 million, which included costs incurred prior to the acquisitions of Santa Fe Station, Fiesta Rancho and Fiesta Henderson, the expansion project at Texas Station and costs incurred prior to the opening of Green Valley Ranch Station.

Gain On Sale of Properties. On September 30, 2001, we sold Southwest Gaming Services, Inc. ("Southwest Gaming"), our wholly owned subsidiary, to Blake L. Sartini, our former executive vice-president and chief operating officer. We transferred our stock in Southwest Gaming to Mr. Sartini in exchange for our common stock valued at approximately $8.4 million. We recorded a gain on the sale of $1.7 million in the year ended December 31, 2001. The gain reflected the difference between the carrying value of our investment in the Southwest Gaming assets to be distributed of $6.7 million and the fair value of our common stock of $8.4 million, which was based on its average trading price for five days before September 30, 2001, the transaction closing date.

On December 20, 2000, we completed the sale of substantially all of the assets of the Missouri Operations for approximately $488 million. We recorded a gain on the sale of $41.7 million in the year ended December 31, 2000.

Missouri/Nevada Investigations and Fines. During the year ended December 31, 2000, we recorded $4.4 million in costs related to litigation and fines stemming from investigatory proceedings in Missouri and Nevada.

Earnings from Joint Ventures. We jointly own a 50% interest in Green Valley Ranch Station and Barley's. For the year ended December 31, 2002, we recorded $11.3 million as our share of the earnings from these joint ventures. We recorded our share of the earnings from these joint ventures of $2.5 million and $1.6 million for the years ended December 2001 and December 2000, respectively. The earnings from joint ventures increased as a result of the opening of Green Valley Ranch Station on December 18, 2001.

Interest Expense, net. Interest costs incurred (expensed and capitalized) decreased 10.1% to $98.9 million in the year ended December 31, 2002 as compared to $110.0 million in the year ended December 31, 2001. This decrease is directly related to a decrease of $80.6 million in total long-term debt from the prior year (excluding the interest rate swap mark-to-market adjustment). The decrease in interest expense was also related to a decrease in the average cost of debt to 8.08% for the year ended December 31, 2002 from 8.80% for the year ended December 31, 2001, which is directly related to the interest rate swaps that have converted a portion of our fixed-rate debt to a floating rate. The net effect of the interest rate swaps resulted in a reduction in interest expense of $10.7 million for the year ended December 31, 2002 as compared to a reduction of $4.9 million in the year ended December 31, 2001.

Interest costs incurred (expensed and capitalized) increased 10.9% to $110.0 million in the year ended December 31, 2001 as compared to $99.2 million in the year ended December 31, 2000. This increase is directly related to an increase of $242.0 million in total long-term debt from the prior year (excluding the interest rate swap mark-to-market adjustment), resulting from the addition of $400.0 million in $8\frac{3}{8}$% senior notes, which was offset by the elimination of $198.0 million in $10\frac{1}{8}$% senior subordinated notes. The increase in interest expense was tempered somewhat by a decrease in the average cost of debt to 8.80% for the year ended December 31, 2001 from 9.56% for the year ended December 31, 2000.

Interest Expense from Joint Ventures. For the years ended December 31, 2002 and 2001, we recorded $6.3 million and $0.2 million, respectively, in interest expense related to our unconsolidated joint ventures. The increase in interest expense from joint ventures is directly related to the opening of Green Valley Ranch Station on December 18, 2001.

Loss on Early Retirement of Debt. The FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections", in April 2002. SFAS No. 145 changed the criteria for reporting any gain or loss resulting from the extinguishment of debt as an extraordinary item. Such gains and losses must be analyzed to determine if they meet the criteria for extraordinary item classification based on the event being both unusual and infrequent. We adopted SFAS No. 145 in 2002, and have reclassified prior period losses on early retirement of debt as an item in other non-operating income (expense), rather than classified as an extraordinary item shown net of the applicable tax benefit.

During the year ended December 31, 2002, we recorded a loss on early retirement of debt of approximately $5.8 million, of which approximately $1.4 million relates to the write-off of the unamortized loan costs on our previous revolving facility (see—"Liquidity and Capital Resources—Description of Certain Indebtedness and Capital Stock"). The remaining $4.4 million relates to the redemption of our $150 million $9\frac{3}{4}$% senior subordinated notes on October 18, 2002. We recorded a charge of approximately $10.1 million to reflect the write-off of the unamortized debt discount, unamortized loan costs and the premium to redeem our $150 million $9\frac{3}{4}$% senior subordinated notes, which was partially offset by approximately $5.7 million from the adjusted basis of the debt as a result of the fair value hedge termination that was tied directly to our $150 million $9\frac{3}{4}$% senior subordinated notes.

During the year ended December 31, 2001, we recorded a loss on early retirement of debt of $12.7 million related to the write-off of the unamortized debt discount, unamortized loan costs and the premium to redeem our $198.0 million 10 1/8% senior subordinated notes which were due in 2006.

Change in Accounting Principle. The FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets", in June 2001. SFAS No. 142 changed the accounting for goodwill from an amortization method to an impairment-only approach. Amortization of goodwill, including goodwill recorded in past business combinations, ceased upon the adoption of SFAS No. 142. We implemented SFAS No. 142 on January 1, 2002 and tested for impairment in accordance with the provisions of SFAS No. 142 in the first quarter of 2002. As a result of an independent third party appraisal, we recorded an impairment loss of $13.3 million, net of the applicable tax benefit, related to the acquisition of Fiesta Rancho, which is shown as a cumulative effect of a change in accounting principle in our consolidated statements of operations.

Liquidity and Capital Resources

During the year ended December 31, 2002, we generated cash flows from operating activities of $130.3 million. In addition, we sold approximately $13.1 million of land, property and equipment during 2002, received approximately $15.3 million in proceeds from the termination of two interest rate swaps (see "Description of Certain Indebtedness and Capital Stock") and received approximately $12.3 million from the exercise of stock options. At December 31, 2002, we had total available borrowings of $365.0 million under the Revolving Facility, of which $177.2 million was outstanding. We had $59.3 million in cash and cash equivalents as of December 31, 2002.

During the year ended December 31, 2002, total capital expenditures were $20.1 million, of which approximately $1.3 million was related to the expansion at Santa Fe Station and $18.8 million was for maintenance capital expenditures and various other projects. In addition to capital expenditures, we advanced approximately $24.1 million to the United Auburn Indian Community (the "UAIC") for the development of the Thunder Valley Casino project (see "Future Development"), paid approximately $5.5 million in construction contracts and purchased approximately $4.9 million in land held for development during 2002. We also purchased approximately 743,000 shares of our common stock for approximately $10.2 million.

Our primary cash requirements for 2003 are expected to include (i) $58.6 million for the remaining balance of the purchase price for the 73 acres of land at Charleston Boulevard and Interstate 215 (see "Future Development"), (ii) approximately $25 million to $30 million for maintenance capital expenditures, (iii) approximately $7.0 million to conclude the purchase of the Wildfire Casino (see "Future Development"), (iv) principal and interest payments on indebtedness, (v) other strategic land purchases throughout the Las Vegas area and (vi) opportunistic repurchases of our common stock. Our capital requirements during 2003 may also include amounts necessary to fund the development of the Thunder Valley Casino project with the UAIC. In addition, we have in the past, and may in the future, make acquisitions, complete master-planned expansions, complete other development projects and enter into joint ventures. While we have not entered into any agreement with respect to any such future acquisition or joint venture other than as disclosed in this report, our capital requirements during 2003 may include amounts necessary to permit us to pursue such expansion activities.

We believe that cash flows from operations, borrowings under the Revolving Facility and existing cash balances will be adequate to satisfy our anticipated uses of capital during 2003. However, we are continually evaluating our financing needs. If more attractive financing alternatives or expansion, development or acquisition opportunities become available to us, we may amend our financing plans assuming such financing would be permitted under our existing debt agreements (See "Description of Certain Indebtedness and Capital Stock") and other applicable agreements.

Off-Balance Sheet Arrangements

As of December 31, 2002, we have certain off-balance sheet arrangements that affect our financial condition, liquidity and results of operations, which include a limited make-well agreement for $44.0 million (which has been reduced to $42.8 million as of December 31, 2002) related to the financing at Green Valley Ranch Station (see "Description of Certain Indebtedness and Capital Stock—Green Valley Ranch Station"), a make-well agreement for an undetermined amount and completion guaranty related to the financing of the Thunder Valley Casino project (see "Future Development —United Auburn Indian Community") and an interest rate swap with a notional amount of $50.0 million (see "Description of Certain Indebtedness and Capital Stock—Senior and Senior Subordinated Notes").

The following table summarizes our contractual obligations and commitments (amounts in thousands):

	Contractual obligations			
	Long-term debt (a)	Operating leases (b)	Other long-term obligations (c)	Total contractual cash obligations
As of December 31,				
2003	$ 122	$ 13,406	$10,548	$ 24,076
2004	—	13,403	7,222	20,625
2005	—	12,029	3,374	15,403
2006	—	11,817	1,622	13,439
2007	177,200	11,806	69	189,075
Thereafter	973,669	624,462	—	1,598,131
Total	$1,150,991	$686,923	$22,835	$1,860,749

(a) See Note 7 to the Consolidated Financial Statements in this Annual Report.
(b) See Note 8 to the Consolidated Financial Statements in this Annual Report.
(c) Other long-term obligations are comprised of employment contracts.

Future Development

United Auburn Indian Community

We have entered into a Development Services Agreement and a Management Agreement with the UAIC. Pursuant to those agreements, and in compliance with a Memorandum of Understanding entered by the UAIC and Placer County, California, we are developing, with the UAIC, Thunder Valley Casino, a gaming and entertainment facility on 49 acres located approximately seven miles north of Interstate 80, in Placer County, California, near Sacramento. On September 17, 2002, the United States Department of the Interior accepted the land into trust on behalf of the UAIC. The acceptance of the land into trust followed the decision of the United States District Court for the District of Washington, D.C., dismissing a lawsuit filed by the cities of Roseville and Rocklin, California, and Citizens for Safer Communities, which challenged the United States Department of the Interior's preliminary decision to accept the land into trust. Immediately following the District Court's decision, the plaintiffs appealed the decision to the Washington, D.C. court of appeals and filed an emergency motion for stay of the District Court's decision. The court of appeals denied the plaintiffs' emergency action. Notwithstanding the denial of the plaintiffs' emergency motion and the acceptance of the land into trust, there can be no assurances that the plaintiffs will not seek other extraordinary remedies and there can be no assurances as to the ultimate outcome of the plaintiffs' pending appeal. Our seven-year Management Agreement to manage Thunder Valley Casino was approved by the National Indian Gaming Commission in December 2002. Upon the opening of Thunder Valley Casino, we will receive a management fee equal to 24% of the facility's income. We will also receive a development fee equal to 2% of the cost of the project. The development fee is payable upon the opening of the facility.

It is anticipated that Thunder Valley Casino will house between 1,256 and 1,906 Class III slot machines and approximately 100 table games, including a private VIP gaming area. The facility will have numerous dining and entertainment amenities, including a center pit bar, three specialty restaurants, a 500-seat buffet, a food court and parking for over 3,000 vehicles. Construction began on October 26, 2002, and we anticipate that the casino will open in June 2003 with the remainder of the facility to be completed during the fourth quarter of 2003. The cost of the project is expected to be approximately $215 million. We also assisted the UAIC in obtaining $142.5 million of financing for the project through a group of lenders, and we provided an unlimited completion guaranty and credit support for all amounts outstanding under such financing. Any amounts required under the completion guaranty are recoverable after the facility has opened. We, along with the UAIC, are currently working on completing the remainder of the financing; however, to the extent the additional funds cannot be raised through third parties, we will fund any shortfall. As of December 31, 2002, we had advanced approximately $34.5 million to the UAIC for the development of Thunder Valley Casino, which is included as a note receivable on our consolidated balance sheets. Based on the current terms of the credit financing, our advances cannot be repaid prior to the maturity of the credit facility, which is scheduled for January 2009. Our advances to the UAIC are subordinated to the credit facility and carry an interest rate of 10%, which will be recorded upon the opening of the facility. As of December 31, 2002, the accrued interest on our advances to the UAIC was approximately $2.6 million.

Wildfire Casino

We purchased the Wildfire Casino in January 2003 for $8.0 million, which was funded with borrowings from our Revolving Facility. The Wildfire Casino is located on Rancho Road in Las Vegas, across from Texas Station. The 20,000-square-foot facility features 170 slot machines, six table games, a sports book, lounge, outdoor patio and a full-service restaurant.

Land Acquisition

We have acquired certain parcels of land in the Las Vegas valley and in Sacramento, California, as part of our development activities. Our decision on whether to proceed with any new gaming opportunity is dependent upon future economic and regulatory factors, the availability of financing and competitive and strategic considerations. As many of these considerations are beyond our control, no assurances can be made that we will be able to secure additional, acceptable financing in order to proceed with any particular project. As of December 31, 2002, we had $102.2 million of land held for development that consists primarily of five sites that are owned or leased, which comprise 151 acres in the Las Vegas valley and 98 acres in the Sacramento area near the Thunder Valley Casino project. In addition, we have options to purchase a total of 66 acres adjacent to two of the sites in the Las Vegas valley. The Rhodes Ranch site consists of two parcels totaling 73 acres (we own 41 acres and have an option to purchase 32 acres), located at the intersection of Durango Road and the Southern Beltway/Interstate 215 located in the southwest quadrant of Las Vegas. The Boulder/Tropicana site is a 68-acre site consisting of two parcels at the intersection of Boulder Highway and Tropicana Avenue in eastern Las Vegas. We are leasing (with an option to purchase) 34 acres of the site and hold an option to purchase the adjacent 34-acre parcel. We also own a 49-acre gaming-entitled parcel in southwest Las Vegas at the intersection of Flamingo Road and Interstate 215 and a 27-acre gaming-entitled parcel at the intersection of Boulder Highway and Nellis Boulevard.

In July 2002, we entered into an agreement that gives us the right to acquire approximately 73 acres of land in the Summerlin master-planned community in Las Vegas, Nevada. The land is located on Charleston Boulevard at the Interstate 215/Charleston interchange. The purchase price for the land is approximately $65 million. We exercised our option to purchase the property and made a payment of $6.4 million in October 2002; which will be fully applicable to the purchase price. We anticipate completing the purchase during the second quarter of 2003; however, no assurances can be made that the purchase will actually be completed.

Regulation and Taxes

We are subject to extensive regulation by the Nevada gaming authorities and will be subject to regulation, which may or may not be similar to that in Nevada, by any other jurisdiction in which we may conduct gaming activities in the future, including the National Indian Gaming Commission and tribal gaming agency of the UAIC. Changes in applicable laws or regulations could have a significant impact on our operations.

The gaming industry represents a significant source of tax revenue, particularly to the State of Nevada and its counties and municipalities. From time to time, various state and federal legislators and officials have proposed changes in tax law, or in the administration of such law, affecting the gaming industry. The Nevada legislature is currently considering various proposals to increase taxes on our operations. While the final tax bill has not been enacted, it is likely that we will be subject to increased taxes; however, the magnitude of any increase in taxes is yet to be determined.

We believe that our recorded tax balances are adequate. However, it is not possible to determine with certainty the likelihood of possible changes in tax law or in the administration of such law. Such changes, if adopted, could have a material adverse effect on our operating results.

Description of Certain Indebtedness and Capital Stock

Revolving Facility

In September 2002, we completed financing on a new $365.0 million revolving credit facility (the "Revolving Facility"). The Revolving Facility contains no principal amortization and matures in September 2007. The Borrowers are our major operating subsidiaries and the Revolving Facility is secured by substantially all of our assets. Borrowings under the Revolving Facility bear interest at a margin above the Alternate Base Rate or the Eurodollar Rate (each, as defined in the Revolving Facility), as selected by us. The margin above such rates, and the fee on the unfunded portions of the Revolving Facility, will vary quarterly based on our combined consolidated ratio of debt to Adjusted EBITDA (each, as defined in the Revolving Facility). As of December 31, 2002, the Borrowers' margin above the Eurodollar Rate on borrowings under the Revolving Facility was 2.25%. The maximum margin for Eurodollar Rate borrowings is 2.50%. The maximum margin for Alternate Base Rate borrowings is 1.25%. As of December 31, 2002, the fee for the unfunded portion of the Revolving Facility was 0.50%.

The Revolving Facility contains certain financial and other covenants. These include a maximum funded debt to Adjusted EBITDA ratio for the Borrowers combined of 2.25 to 1.00 for each quarter and a minimum fixed charge coverage ratio for the preceding four quarters for the Borrowers combined of 1.50 to 1.00 for each quarter. As of December 31, 2002, the Borrowers' funded debt to Adjusted EBITDA ratio was 0.73 to 1.00 and the fixed charge coverage ratio was 3.05 to 1.00. In addition, the Revolving Facility has financial and other covenants, which state that the maximum consolidated funded debt to Adjusted EBITDA ratio can be no more than 5.50 to 1.00 through June 30, 2003, which reduces to 5.00 to 1.00 on September 30, 2003 through June 30, 2005, to 4.75 to 1.00 on September 30, 2005 through December 31, 2005, to 4.50 to 1.00 on March 31, 2006 through June 30, 2006 and to 4.00 to 1.00 on September 30, 2006. Other covenants limit prepayments of indebtedness or rent (including subordinated debt other than re-financings meeting certain criteria), limitations on asset dispositions, limitations on dividends, limitations on indebtedness, limitations on investments and limitations on capital expenditures. As of December 31, 2002, our consolidated funded debt to Adjusted EBITDA ratio was 4.83 to 1.00. We have pledged the stock of all of our major subsidiaries.

Senior and Senior Subordinated Notes

In 2001, we completed offerings for a total of $400.0 million of senior notes due in February 2008 (the "Senior Notes"). The Senior Notes bear interest at a rate equal to 8⅜% per annum and were priced at par. The indentures governing the Senior Notes contain substantially the same covenants as our senior subordinated notes as well as a limitation on liens we can incur. The proceeds from the Senior Notes were used to repay amounts outstanding on our previous revolving facility and to redeem our $198.0 million 10⅛% senior subordinated notes, which were due in 2006. As a result of the redemption, we recorded a loss on early retirement of debt of approximately $12.7 million in 2001.

We have $573.7 million, net of unamortized discount of $1.2 million, of senior subordinated notes outstanding as of December 31, 2002, $199.9 million of these notes bear interest, payable semi-annually, at a rate of 8⅞% per year and $375.0 million of these notes bear interest, payable semi-annually, at a rate of 9⅞% per year (collectively the "Notes"). The indentures governing the Notes and Senior Notes (the "Indentures") contain certain customary financial and other covenants, which limit our and our subsidiaries' ability to incur additional debt and to pay dividends. At December 31, 2002, our Consolidated Coverage Ratio (as defined in the Indentures) was 2.26 to 1.00. The Indentures provide that we may not incur additional indebtedness, other than specified types of indebtedness, unless the Consolidated Coverage Ratio is at least 2.00 to 1.00. In the event our Consolidated Coverage Ratio is below 2.00 to 1.00, the covenant limits our ability to incur additional indebtedness for borrowings under the Revolving Facility not to exceed the greater of $200 million or 1.5 times Operating Cash Flow (as defined) for the four most recent quarters, plus $15 million. The limitation on the incurrence of additional indebtedness and dividend restrictions in the Indentures significantly restricts our ability to pay dividends on our capital stock. The Indentures also give the holders of the Notes the right to require us to purchase the Notes at 101% of the principal amount of the Notes plus accrued interest thereon upon a Change of Control and Rating Decline (each as defined in the Indentures) of the Company.

During 2001, we entered into various interest rate swaps with members of our bank group to manage interest expense. The interest rate swaps have converted a portion of our fixed-rate debt to a floating rate. As of December 31, 2002, we had one remaining interest rate swap agreement with a total notional amount of $50.0 million in which we pay a floating rate at December 31, 2002 of approximately 3.76% and receive a fixed rate at December 31, 2002 of approximately 8.38%. The interest rate swap terminates in 2008. The net effect of all of the interest rate swaps resulted in a reduction in interest expense of $10.7 million and $4.9 million for the years ended December 31, 2002 and 2001, respectively.

On October 18, 2002, we redeemed our $150 million 9¾% senior subordinated notes. The redemption was funded with proceeds from the Revolving Facility. We recorded a charge of approximately $10.1 million during the year ended December 31, 2002, to reflect the write-off of the unamortized debt discount, unamortized loan costs and the premium to redeem our $150 million 9¾% senior subordinated notes.

This charge was partially offset by approximately $5.7 million from the adjusted basis of the debt as a result of the fair value hedge termination that was tied directly to our $150 million 9¾% senior subordinated notes, as discussed below. In addition, we recorded a loss on early retirement of debt of approximately $1.4 million in 2002 to reflect the write-off of the unamortized loan costs on our previous revolving facility.

In September 2002, we terminated an interest rate swap with a notional amount of $150 million, which was due to terminate in 2007. The interest rate swap was terminated at its market value and, as a result, we received approximately $5.8 million. This interest rate swap was tied directly to our $150 million 9¾% senior subordinated notes. The mark-to-market adjustment was amortized as a reduction of interest expense over the original contract life of the interest rate swap. When our $150 million 9¾% senior subordinated notes were redeemed on October 18, 2002, the adjusted basis of the debt as a result of the fair value hedge termination of approximately $5.7 million was included in the calculation of the net loss on the early retirement of the related debt.

In December 2002, we terminated an interest rate swap with a notional amount of $100 million, which was due to terminate in 2010. The interest rate swap was terminated at its market value and, as a result, we received approximately $9.5 million. This interest rate swap was tied directly to our $375 million 9¾% senior subordinated notes. The mark-to-market adjustment will be amortized as a reduction of interest expense over the original contract life of the interest rate swap and as of December 31, 2002, the remaining balance of $9.4 million is included in long-term debt.

The interest rate swaps that we entered into qualify for the "shortcut" method allowed under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", which allows for an assumption of no ineffectiveness. As such, there is no income statement impact from changes in the fair value of the hedging instruments. Instead, the fair value of the instrument is recorded as an asset or liability on the Company's balance sheet with an offsetting adjustment to the carrying value of the related debt. In accordance with SFAS No. 133, we recorded assets of $5.3 million and $5.5 million as of December 31, 2002 and 2001, respectively, representing the fair value of the interest rate swaps and a corresponding increase in long-term debt, as these interest rate swaps are considered highly effective under the criteria established by SFAS No. 133.

Green Valley Ranch Station

Green Valley Ranch Station, located at the intersection of Interstate 215 and Green Valley Parkway in Henderson, Nevada, opened on December 18, 2001. It is owned by a 50/50 joint venture between GCR Gaming and us. We developed the project on 40 acres of a 170-acre multi-use commercial development. We are the managing partner of Green Valley Ranch Station and receive a management fee equal to 2% of the property's revenues and approximately 5% of EBITDA, as defined in the operating agreement. Management fees earned in connection with Green Valley Ranch Station were approximately $4.6 million and $0.3 million for the years ended December 31, 2002 and 2001, respectively.

During the third quarter of 2001, we completed financing for Green Valley Ranch Station. The financing was completed with a group of banks, and originally provided for borrowings up to $165.0 million at a margin above the LIBOR rate of up to 250 basis points. The available borrowings have reduced to $150.3 million as of December 31, 2002. Also during the third quarter of 2001, Green Valley Ranch Station entered into an agreement to swap the majority of this floating rate to a fixed rate that will approximate 6.9% during the term of the loan. The loan required a completion guaranty and a limited make-well of $44.0 million, if necessary (based on operating results of the property). Pursuant to the make-well agreement, if Green Valley Ranch Station fails to comply with the Fixed Charge Coverage Ratio or the Leverage Ratio (both as defined in the Green Valley Ranch credit agreement), the partners will be required to make cash equity contributions in such amounts as required, which will result in pro forma compliance with the covenants. Both the completion guaranty and make-well are joint and several obligations of each partner, with GCR Gaming's obligation collateralized. We were not required to make any payments related to the completion guaranty. As of December 31, 2002, we had contributed approximately $0.6 million for obligations related to the make-well agreement. The make-well agreement will terminate upon achieving a debt to Adjusted EBITDA (as defined) ratio of less than or equal to 3.00 to 1.00 and producing Adjusted EBITDA before management fees of at least $42.0 million. As of December 31, 2002, the debt to Adjusted EBITDA ratio was 3.97 to 1.00. The outstanding balance of the Green Valley Ranch Station revolving credit facility as of December 31, 2002, was approximately $145.3 million. In addition to the bank financing, Green

Valley Ranch Station has secured equipment and other financing which had an outstanding balance of approximately $30.0 million as of December 31, 2002.

On December 31, 2001, Green Valley Ranch Station entered into an interest rate swap that is matched to a portion of its revolving facility, which terminates on December 29, 2006. At December 31, 2002, the notional amount was $106.5 million, and decreases by varying amounts each quarter until it reaches $20.0 million on September 29, 2006 through the termination date. In March 2002, Green Valley Ranch Station entered into an additional interest rate swap that terminates on March 28, 2007, and is matched to a portion of its equipment financing. The notional amount of this interest rate swap at December 31, 2002 was $25.5 million and decreases by $1.5 million each quarter. The interest rate swaps have converted a portion of Green Valley Ranch Station's floating rate debt to a fixed rate. As of December 31, 2002, Green Valley Ranch Station was paying a weighted average fixed rate of 4.33% on the interest rate swaps and was receiving a weighted average floating rate based on three-month LIBOR of 1.38%. These interest rate swaps were also priced to have no value at inception. As a result of the mark-to-market valuation of the interest rate swaps as of December 31, 2002, we recorded approximately $1.7 million for our share of the Green Valley Ranch Station interest rate swaps in accumulated other comprehensive loss in our consolidated balance sheets.

Common Stock

We are authorized to issue up to 135 million shares of our common stock, $0.01 par value per share, 66,689,773 shares of which were issued and 8,730,872 shares were held in treasury as of December 31, 2002. Each holder of our common stock is entitled to one vote for each share held of record on each matter submitted to a vote of stockholders. Holders of our common stock have no cumulative voting, conversion, redemption or preemptive rights or other rights to subscribe for additional shares other than pursuant to the Rights Plan described below. Subject to any preferences that may be granted to the holders of our preferred stock, each holder of common stock is entitled to receive ratably, such dividends as may be declared by our Board of Directors out of funds legally available therefore, as well as any distributions to the stockholders and, in the event of liquidation, dissolution or winding up of the Company, is entitled to share ratably in all of our assets that remain after payment of liabilities.

Preferred Stock

We are authorized to issue up to 5 million shares of our preferred stock, $0.01 par value per share, of which none were issued. The Board of Directors, without further action by the holders of our common stock, may issue shares of preferred stock in one or more series and may fix or alter the rights, preferences, privileges and restrictions, including the voting rights, redemption provisions (including sinking fund provisions), dividend rights, dividend rates, liquidation rates, liquidation preferences, conversion rights and the description and number of shares constituting any wholly unissued series of preferred stock. Except as described above, our Board of Directors, without further stockholder approval, may issue shares of preferred stock with rights that could adversely affect the rights of the holders of our common stock. The issuance of shares of preferred stock under certain circumstances could have the effect of delaying or preventing a change of control of the Company or other corporate action.

Treasury Stock

We are authorized to repurchase up to approximately 19.5 million shares of our common stock. During the year ended December 31, 2002, we repurchased approximately 743,000 shares of our common stock for approximately $10.2 million. As of December 31, 2002, we had acquired approximately 8.7 million shares at a cost of approximately $109.5 million.

In July 2000, we entered into an equity forward contract that allowed for shares of our common stock to be purchased by a financial institution and held on our behalf. In January 2001, we closed out the contract and purchased 3.2 million shares for approximately $46.0 million. On September 30, 2001, we acquired approximately 1.0 million shares of our common stock at a cost of $8.4 million as a result of the sale of Southwest Gaming.

Put Warrants

During 2000, we sold put warrants on 2.2 million shares of our common stock. One of the contracts for 1.1 million shares expired on its own terms and the premium received at the inception of the contract was recorded in additional paid-in capital on our consolidated balance sheets. The other contract for 1.1 million shares in 2000 was extended and ultimately settled in cash later in 2000. The net cash obtained from the premiums received at inception and the extension, net of the cash paid to settle the contract, was approximately $2.1 million and was recorded in additional paid-in capital.

In 2001, we sold put warrants on a total of 215,000 shares of our common stock and later in 2001, upon exercise of the put warrants on their respective maturity dates, purchased the shares for $2.6 million. The purchase of the put warrants is included in treasury stock on our consolidated balance sheets.

The put warrants that were issued in 2000 and 2001 were European style options, which contained maturities of either three or six months. The contracts did not require us to deliver registered shares or to post any collateral. We were paid a put premium on each put warrant that was issued. All of the put contracts gave us the option of a net-cash settlement or settlement in our own shares (either physical settlement or net-share settlement) and were recorded as equity instruments, therefore, no gains or losses were recorded in our consolidated financial statements.

Rights Plan

On October 6, 1997, we declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock. The dividend was paid on October 21, 1997. Each Right entitles the registered holder to purchase from us one one-hundredth of a share of Series A Preferred Stock, par value $0.01 per share ("Preferred Shares") at a price of $40.00 per one one-hundredth of a Preferred Share, subject to adjustment. The Rights are not exercisable until the earlier of 10 days following a public announcement that a person or group of affiliated or associated persons have acquired beneficial ownership of 15% or more of our outstanding common stock ("Acquiring Person") or 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 15% or more of our outstanding common stock.

The Rights will expire on October 21, 2007. Acquiring Persons do not have the same rights to receive common stock as other holders upon exercise of the Rights. Because of the nature of the Preferred Shares' dividend, liquidation and voting rights, the value of one one-hundredth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one common share. In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, the proper provisions will be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter become void), will thereafter have the right to receive upon exercise that number of shares of common stock having a market value of two times the exercise price of the Right. In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of our consolidated assets or earning power are sold after a person or group has become an Acquiring Person, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon exercise thereof, that number of shares of common stock of the acquiring company, which at the time of such transaction will have a market value of two times the exercise price of the Right. Because of the characteristics of the Rights in connection with a person or group of affiliated or associated persons becoming an Acquiring Person, the Rights may have the effect of making an acquisition of the Company more difficult and may discourage such an acquisition.

Critical Accounting Policies

Significant Accounting Policies and Estimates

We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Certain of our accounting policies, including the determination of bad debt reserves, the estimated useful lives assigned to our assets, asset impairment, insurance reserves, purchase price allocations made in connection with our acquisitions and the calculation of our income tax liabilities, require that we apply significant judgment in defining the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. Our judgments are based on our historical experience, terms of existing contracts, observance of trends in the gaming industry and information available from other outside sources. There can be no assurance that actual results will not differ from our estimates. To provide an understanding of the methodology we apply, our significant accounting policies and basis of presentation are discussed where appropriate in this discussion and analysis and in the notes to our consolidated financial statements.

Recently Issued Accounting Standards

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the related asset retirement costs. This SFAS applies to all entities and applies to all legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS No. 143 will be effective for our 2003 financial statements. We believe that this SFAS will not have a significant impact on our financial position or results of operations.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 requires that one accounting model be used for long-lived assets to be disposed of by sale and broadens the presentation of discontinued operations to include more disposal transactions. SFAS No. 144 is effective for 2002 financial statements and has not had a material effect on our financial position or results of operations.

The FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections", in April 2002. See "Results of Operations—Loss on Early Retirement of Debt".

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan, as previously required under Emerging Issues Task Force Issue 94-3. A fundamental conclusion reached by the FASB in this statement is that an entity's commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. SFAS No. 146 also establishes that fair value is the objective for initial measurement of the liability. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002. We believe that this SFAS will not have a significant impact on our results of operations or financial position.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of SFAS Nos. 5, 57 and 107 and a rescission of FASB Interpretation No. 34". This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. This Interpretation does not prescribe a specific approach for subsequently measuring the guarantor's recognized liability over the term of the related guarantee. This Interpretation also incorporates, without change, the guidance in FASB Interpretation No. 34, "Disclosure of Indirect Guarantees of Indebtedness of Others", which is being superseded. The provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, and the disclosure requirements are generally effective for financial statements of interim or annual periods ending after December 15, 2002. We will adopt Interpretation No. 45 in 2003 and we believe that this Interpretation will not have a significant impact on our results of operations or financial position.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of SFAS No. 123". SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. We have elected to continue to account for stock-based employee compensation using the intrinsic value method under APB Opinion 25 (see Note 10 to the Consolidated Financial Statements in this Annual Report).

Quantitative and Qualitative Disclosures About Market Risk

Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates, foreign currency exchange rates and commodity prices. Our primary exposure to market risk is interest rate risk associated with our long-term debt. We attempt to limit our exposure to interest rate risk by managing the mix of our long-term fixed-rate borrowings and short-term borrowings under the Revolving Facility. Borrowings under the Revolving Facility bear interest at a margin above the Alternate Base Rate or the Eurodollar Rate (each, as defined in the Revolving Facility), as selected by us. However, the amount of outstanding borrowings is expected to fluctuate and may be reduced from time to time. The Revolving Facility matures in September 2007.

The following table provides information about our long-term debt at December 31, 2002 (see also "Description of Certain Indebtedness and Capital Stock") (amounts in thousands):

	Maturity date	Face amount	Carrying value	Estimated fair value
Revolving Facility at a weighted average interest rate of approximately 4.3%	September 2007	$ 177,200	$ 177,200	$ 177,200
8³/₈% senior notes	February 2008	400,000	400,000	424,000
9⁷/₈% senior subordinated notes	July 2010	375,000	373,769	406,875
8⁷/₈% senior subordinated notes	December 2008	199,900	199,900	208,396
Other notes, interest at 8.0%	June 2003	122	122	122
Market value of interest rate swaps		14,731	14,731	14,731
Total		$1,166,953	$1,165,722	$1,231,324

We are also exposed to market risk in the form of fluctuations in interest rates and their potential impact upon our debt. This market risk is managed by utilizing derivative financial instruments in accordance with established policies and procedures. We evaluate our exposure to market risk by monitoring interest rates in the marketplace, and do not utilize derivative financial instruments for trading purposes. Our derivative financial instruments consist exclusively of interest rate swap agreements. Interest differentials resulting from these agreements are recorded on an accrual basis as an adjustment to interest expense. Interest rate swaps related to debt are matched with specific fixed-rate debt obligations.

The following table provides information about our financial instruments that are sensitive to changes in interest rates (amounts in thousands):

	As of December 31,						
	2003	2004	2005	2006	2007	Thereafter	Total
Long-term debt (including current portion):							
Fixed-rate	$122	$—	$—	$—	$ —	$973,669	$973,791
Average interest rate	8.00%	—	—	—	—	9.05%	9.05%
Variable-rate	$ —	$—	$—	$—	$177,200	$ —	$177,200
Average interest rate	—	—	—	—	4.26%	—	4.26%
Interest rate swaps:							
Notional amount	$ —	$—	$—	$—	$ —	$ 50,000	$ 50,000
Average payable rate	—	—	—	—	—	3.76%	3.76%
Average receivable rate	—	—	—	—	—	8.38%	8.38%

Consolidated Balance Sheets

Station Casinos, Inc.

	December 31,	
(amounts in thousands, except share data)	2002	2001
Assets		
Current assets:		
Cash and cash equivalents	$ 59,339	$ 66,117
Receivables, net	10,992	15,452
Income tax receivable	4,431	2,403
Inventories	4,875	4,454
Prepaid gaming tax	13,260	14,265
Prepaid expenses	5,765	6,080
Deferred income tax	3,847	4,262
Total current assets	102,509	113,033
Property and equipment, net	1,046,051	1,106,102
Goodwill and other intangibles, net	167,498	189,095
Land held for development	102,205	98,876
Investments in joint ventures	75,209	72,012
Note receivable	34,487	10,401
Other assets, net	70,388	66,603
Total assets	$1,598,347	$1,656,122
Liabilities and Stockholders' Equity		
Current liabilities:		
Current portion of long-term debt	$ 122	$ 332
Accounts payable	8,534	26,661
Accrued payroll and related	25,666	19,556
Construction contracts payable	—	5,534
Accrued interest payable	15,356	17,559
Accrued progressives	6,098	6,209
Accrued group insurance	6,761	7,509
Accrued expenses and other current liabilities	26,262	25,446
Total current liabilities	88,799	108,806
Long-term debt, less current portion	1,165,600	1,236,758
Deferred income tax, net	52,777	40,453
Other long-term liabilities, net	20,493	21,201
Total liabilities	1,327,669	1,407,218
Commitments and contingencies (Note 8)		
Stockholders' equity:		
Common stock, par value $0.01; authorized 135,000,000 shares; 66,689,773 and 65,349,368 shares issued	454	441
Treasury stock, 8,730,872 and 7,987,882 shares, at cost	(109,462)	(99,248)
Additional paid-in capital	316,714	300,254
Deferred compensation—restricted stock	(20,232)	(19,510)
Accumulated other comprehensive loss	(1,695)	—
Retained earnings	84,899	66,967
Total stockholders' equity	270,678	248,904
Total liabilities and stockholders' equity	$1,598,347	$1,656,122

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations

Station Casinos, Inc.

(amounts in thousands, except per share data)	For the years ended December 31, 2002	2001	2000
Operating revenues:			
Casino	$ 638,113	$ 659,276	$ 807,880
Food and beverage	133,811	139,983	137,198
Room	48,579	47,558	46,260
Other	40,790	62,179	65,865
Management fees	4,853	677	516
Gross revenues	866,146	909,673	1,057,719
Promotional allowances	(73,281)	(72,816)	(67,659)
Net revenues	792,865	836,857	990,060
Operating costs and expenses:			
Casino	258,383	287,637	372,826
Food and beverage	78,738	85,719	83,879
Room	19,000	19,289	16,416
Other	16,276	35,620	37,077
Selling, general and administrative	161,038	165,977	181,833
Corporate expense	31,946	25,952	26,974
Depreciation and amortization	72,783	69,576	63,346
Impairment loss	8,791	4,001	—
Preopening expenses	—	6,413	3,858
Gain on sale of properties	—	(1,662)	(41,731)
Missouri/Nevada investigations and fines	—	—	4,388
	646,955	698,522	748,866
Operating income	145,910	138,335	241,194
Earnings from joint ventures	11,293	2,504	1,618
Operating income and earnings from joint ventures	157,203	140,839	242,812
Other income (expense):			
Interest expense, net	(96,689)	(97,142)	(94,098)
Interest expense from joint ventures	(6,272)	(199)	—
Loss on early retirement of debt	(5,808)	(12,732)	(840)
Other	1,322	(303)	(565)
	(107,447)	(110,376)	(95,503)
Income before income taxes and cumulative effect of change in accounting principle	49,756	30,463	147,309
Income tax provision	(18,508)	(11,094)	(53,804)
Income before cumulative effect of change in accounting principle	31,248	19,369	93,505
Cumulative effect of change in accounting principle, net of applicable income tax benefit of $7,170	(13,316)	—	—
Net income	$ 17,932	$ 19,369	$ 93,505
Basic and diluted earnings per common share:			
Income before cumulative effect of change in accounting principle:			
Basic	$ 0.54	$ 0.34	$ 1.55
Diluted	$ 0.51	$ 0.32	$ 1.48
Net income:			
Basic	$ 0.31	$ 0.34	$ 1.55
Diluted	$ 0.30	$ 0.32	$ 1.48
Weighted average common shares outstanding:			
Basic	57,845	57,693	60,519
Diluted	60,730	60,037	63,116

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Stockholders' Equity

Station Casinos, Inc.

(amounts in thousands)	Common stock	Treasury stock	Additional paid-in capital	Deferred compensation—restricted stock	Accumulated other comprehensive loss	Retained earnings (accumulated deficit)	Total stockholders' equity
Balances, December 31, 1999	$424	$ (11,862)	$282,294	$ (7,432)	$ (716)	$(45,907)	$216,801
Exercise of stock options	3	—	3,146	—	—	—	3,149
Cancellation of restricted stock	—	—	(631)	631	—	—	—
Amortization of deferred compensation	—	—	—	751	—	—	751
Purchase of treasury stock, at cost (2,384 shares)	—	(30,020)	—	—	—	—	(30,020)
Sale of put warrants	—	—	2,085	—	—	—	2,085
Other	—	—	1,900	—	—	—	1,900
Asset held for sale market valuation adjustment	—	—	—	—	716	—	716
Net income	—	—	—	—	—	93,505	93,505
Balances, December 31, 2000	427	(41,882)	288,794	(6,050)	—	47,598	288,887
Exercise of stock options	1	—	1,431	—	—	—	1,432
Issuance of restricted stock	13	—	15,116	(15,129)	—	—	—
Cancellation of restricted stock	—	—	(189)	189	—	—	—
Amortization of deferred compensation	—	—	—	1,480	—	—	1,480
Purchase of treasury stock, at cost (3,470 shares)	—	(49,145)	—	—	—	—	(49,145)
Sale of Southwest Gaming	—	(8,440)	—	—	—	—	(8,440)
Other	—	219	(4,898)	—	—	—	(4,679)
Net income	—	—	—	—	—	19,369	19,369
Balances, December 31, 2001	441	(99,248)	300,254	(19,510)	—	66,967	248,904
Exercise of stock options	11	—	12,322	—	—	—	12,333
Issuance of restricted stock	2	—	3,693	(3,695)	—	—	—
Amortization of deferred compensation	—	—	—	2,973	—	—	2,973
Purchase of treasury stock, at cost (743 shares)	—	(10,214)	—	—	—	—	(10,214)
Green Valley Ranch Station interest rate swap market valuation adjustment, net of income taxes	—	—	—	—	(1,695)	—	(1,695)
Other	—	—	445	—	—	—	445
Net income	—	—	—	—	—	17,932	17,932
Balances, December 31, 2002	$454	$(109,462)	$316,714	$(20,232)	$(1,695)	$ 84,899	$270,678

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

Station Casinos, Inc.

(amounts in thousands)	For the years ended December 31, 2002	2001	2000
Cash flows from operating activities:			
Net income	$ 17,932	$ 19,369	$ 93,505
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	72,783	69,576	63,346
Cumulative effect of change in accounting principle	20,486	—	—
Loss on early retirement of debt	5,808	12,732	840
Amortization of debt discount and issuance costs	4,082	6,376	2,979
Impairment loss	8,791	4,001	—
Gain on sale of properties	—	(1,662)	(41,731)
Changes in assets and liabilities:			
Decrease (increase) in receivables, net	2,432	10,944	(19,613)
Decrease (increase) in inventories and prepaid expenses	856	(3,666)	432
Increase in deferred income tax	12,739	12,103	56,430
(Decrease) increase in accounts payable	(18,156)	4,939	9,873
Increase (decrease) in accrued expenses and other current liabilities	3,992	(15,274)	(321)
Other, net	(1,486)	(252)	(2,044)
Total adjustments	112,327	99,817	70,191
Net cash provided by operating activities	130,259	119,186	163,696
Cash flows from investing activities:			
Capital expenditures	(20,138)	(449,888)	(358,763)
Proceeds from sale of land, property and equipment	13,123	12,900	511,576
Purchase of land held for development	(4,925)	(15,094)	(79,596)
Investments in joint ventures	(615)	(23,228)	(58,837)
Note receivable	(24,086)	(4,565)	(3,607)
Accrued construction contracts payable	—	5,534	5,476
Payments on construction contracts	(5,534)	(5,476)	(750)
Other, net	(18,773)	(7,331)	(8,203)
Net cash (used in) provided by investing activities	(60,948)	(487,148)	7,296

(Continued)

Consolidated Statements of Cash Flows *(continued)*

Station Casinos, Inc.

(amounts in thousands)	For the years ended December 31, 2002	2001	2000
Cash flows from financing activities:			
Borrowings (payments) under bank facility with maturity dates less than three months, net	$ (25,900)	$ 14,100	$(313,300)
Borrowings under bank facility, maturity dates greater than three months	135,000	30,000	—
Payments under bank facility, maturity dates greater than three months	(40,000)	—	—
Principal payments on notes payable	(3,560)	(5,690)	(13,695)
Proceeds from the issuance of senior notes/senior subordinated notes	—	400,000	373,522
Redemption of senior subordinated notes	(155,685)	(206,247)	—
Proceeds from termination of interest rate swaps	15,303	—	—
Purchase of treasury stock	(10,214)	(49,145)	(30,020)
Exercise of stock options	12,333	1,432	3,149
Debt issuance costs	(3,665)	(8,110)	(11,721)
Other, net	299	1,755	3,985
Net cash (used in) provided by financing activities	(76,089)	178,095	11,920
Cash and cash equivalents:			
(Decrease) increase in cash and cash equivalents	(6,778)	(189,867)	182,912
Balance, beginning of year	66,117	255,984	73,072
Balance, end of year	$ 59,339	$ 66,117	$ 255,984
Supplemental cash flow disclosures:			
Cash paid for interest, net of $2,065, $10,918 and $3,849 capitalized	$ 92,553	$ 91,255	$ 93,582
Cash (received) paid for income taxes, net	$ (2,567)	$ (17,288)	$ 16,550
Supplemental disclosure of non-cash items:			
Equipment purchases financed by debt	$ —	$ 200	$ —
Sale of Southwest Gaming	$ —	$ 8,440	$ —

The accompanying notes are an integral part of these consolidated financial statements.

1. Summary of Significant Accounting Policies and Basis of Presentation

Basis of Presentation and Organization

Station Casinos, Inc. (the "Company"), a Nevada corporation, is a gaming company that currently owns and operates eight major hotel/casino properties (one of which is 50% owned) and two smaller casino properties (one of which is 50% owned) in the Las Vegas metropolitan area. The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Palace Station Hotel & Casino, Inc. ("Palace Station"), Boulder Station, Inc. ("Boulder Station"), Texas Station, LLC ("Texas Station"), Sunset Station, Inc. ("Sunset Station"), Santa Fe Station, Inc. ("Santa Fe Station"), Fiesta Station, Inc. ("Fiesta Rancho"), Lake Mead Station, Inc. ("Fiesta Henderson") and Wild Wild West Gambling Hall & Hotel ("Wild Wild West"). The Company also owns a 50% interest in Barley's Casino & Brewing Company ("Barley's") and Green Valley Ranch Gaming, LLC ("Green Valley Ranch Station"), and a 6.7% interest in the Palms Casino Resort, which are accounted for under the equity method. The Company is the managing partner for both Barley's and Green Valley Ranch Station. Green Valley Ranch Station opened on December 18, 2001. All significant intercompany accounts and transactions have been eliminated.

Acquisitions

On October 2, 2000, the Company purchased substantially all of the assets of the Santa Fe Hotel & Casino from Santa Fe Gaming Corporation and Santa Fe Hotel, Inc. for $205 million and renamed the property Santa Fe Station. The acquisition was accounted for using the purchase method of accounting. The purchase price was allocated based on estimated fair values at the date of acquisition. A total of approximately $113.3 million, representing the excess of acquisition cost over the estimated fair value of the tangible net assets, was allocated to goodwill. Goodwill amortization was based on a 40-year life until January 1, 2002, at which time amortization ceased upon the adoption of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" (see Goodwill and Other Intangibles).

On January 4, 2001, the Company purchased substantially all of the assets of the Fiesta Casino Hotel from Fiesta Hotel Corporation, Los Pueblos, Inc. and Joe G. Maloof & Co., Inc. for $170 million and renamed the property Fiesta Rancho in December 2001. The acquisition was accounted for using the purchase method of accounting. The purchase price was allocated based on estimated fair values at the date of acquisition. A total of approximately $78.9 million, representing the excess of acquisition cost over the estimated fair value of the tangible net assets, was allocated to goodwill and other intangibles of which $73.9 million represented goodwill and was amortized based on a 40-year life until January 1, 2002, at which time amortization ceased upon the adoption of SFAS No. 142. The remaining $5.0 million was allocated to other intangibles, which are being amortized over five years (see Goodwill and Other Intangibles).

On January 30, 2001, the Company purchased substantially all of the assets of The Reserve Hotel & Casino from Ameristar Casinos, Inc. for $71.8 million and renamed the property Fiesta Henderson in December 2001. The acquisition was accounted for using the purchase method of accounting. The purchase price was allocated based on estimated fair values at the date of acquisition.

The following unaudited pro forma information has been prepared assuming that these acquisitions had occurred on January 1, 2000. Pro forma information is not required for 2001, as the properties were purchased at the beginning of 2001. This pro forma information is not indicative of what would have occurred had these acquisitions been made as of January 1, 2000 (unaudited, amounts in thousands, except per share data).

	For the year ended December 31, 2000
Net revenues	$1,213,510
Net income	$ 81,146
Basic earnings per common share	$ 1.34
Diluted earnings per common share	$ 1.29

Sale of Properties

Until December 20, 2000, the Company owned and operated St. Charles Riverfront Station, Inc. ("Station Casino St. Charles") located in St. Charles, Missouri and Kansas City Station Corporation ("Station Casino Kansas City") located in Kansas City, Missouri. On December 20, 2000, the Company sold substantially all of the assets of Station Casino St. Charles and Station Casino Kansas City (collectively the "Missouri Properties") to Ameristar Casinos, Inc. for an aggregate purchase price of approximately $488 million and recorded a gain of $41.7 million. Net revenues and operating income for the Missouri Properties was approximately

$315.4 million and $102.9 million, respectively for the year ended December 31, 2000.

Until September 30, 2001, the Company also owned and provided slot route management services in southern Nevada. On September 30, 2001, the Company sold Southwest Gaming Services, Inc. ("Southwest Gaming") to Blake L. Sartini, its former executive vice-president and chief operating officer. The Company transferred its stock in Southwest Gaming to Mr. Sartini in exchange for Station Casinos' common stock valued at approximately $8.4 million. The Company recorded a gain of $1.7 million in the year ended December 31, 2001. The gain reflected the difference between the carrying value of the Company's investment in the Southwest Gaming assets to be distributed of $6.7 million and the fair value of Station Casinos' common stock of $8.4 million, which was based on its average trading price for five days before September 30, 2001, the transaction closing date. Net revenues and operating income for Southwest Gaming for the nine months ended September 30, 2001 were approximately $22.9 million and $1.6 million, respectively. Net revenues and operating income for Southwest Gaming for the year ended December 31, 2000 were approximately $26.8 million and $1.3 million, respectively.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include investments purchased with an original maturity of 90 days or less.

Inventories

Inventories are stated at the lower of cost or market; cost being determined on a first-in, first-out basis.

Fair Value of Financial Instruments

The carrying value of the Company's cash and cash equivalents, receivables and accounts payable approximates fair value primarily because of the short maturities of these instruments. The fair value of the Revolving Facility approximates the carrying amount of the debt due to the short-term nature of the underlying borrowings. The fair value of the Company's other long-term debt is estimated based on the quoted market prices for the same or similar issues (see Note 7).

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets or the terms of the capitalized lease, whichever is less. Costs of major improvements are capitalized, while costs of normal repairs and maintenance are charged to expense as incurred.

The Company evaluates its property and equipment and other long-lived assets for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." For assets to be disposed of, the Company recognizes the asset to be sold at the lower of carrying value or fair market value less costs of disposal. Fair market value for assets to be disposed of is generally estimated based on comparable asset sales, solicited offers, or a discounted cash flow model. For assets to be held and used, the Company reviews fixed assets for impairment whenever indicators of impairment exist. If an indicator of impairment exists, the Company compares the estimated future cash flows of the asset, on an undiscounted basis, to the carrying value of the asset. If the undiscounted cash flows exceed the carrying value, no impairment is indicated. If the undiscounted cash flows do not exceed the carrying value, then an impairment is measured based on fair value compared to carrying value, with fair value typically based on a discounted cash flow model. The consolidated financial statements reflect all adjustments required by SFAS No. 144 as of December 31, 2002.

Capitalization of Interest

The Company capitalizes interest costs associated with debt incurred in connection with major construction projects. Interest capitalization ceases once the project is substantially complete or no longer undergoing construction activities to prepare it for its intended use. When no debt is specifically identified as being incurred in connection with such construction projects, the Company capitalizes interest on amounts expended on the project at the Company's weighted average cost of borrowed money. Interest capitalized was approximately $2.1 million, $10.9 million and $3.8 million for the years ended December 31, 2002, 2001 and 2000, respectively.

Goodwill and Other Intangibles

The FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets", in June 2001. SFAS No. 142 changed the accounting for goodwill from an amortization method to an impairment-only approach. Amortization of goodwill, including goodwill recorded in past business combinations, ceased upon the adoption of SFAS No. 142. The Company implemented SFAS No. 142 on January 1, 2002 and tested for impairment in accordance with the provisions of

SFAS No. 142 in the first quarter of 2002 and will annually perform such test. As a result of an independent third-party appraisal, the Company recorded an impairment loss of $13.3 million, net of the applicable tax benefit, related to the acquisition of Fiesta Rancho, which is shown as a cumulative effect of a change in accounting principle in the Company's consolidated statements of operations. Fiesta Rancho was purchased in early 2001, and there were no events or changes in circumstances ("triggering event") during the course of 2001 that would have indicated the recoverability of the carrying amount of the property should be assessed. As a result, there was no requirement to test for impairment under the provisions of SFAS No. 121, which was the primary literature regarding the impairment of an asset prior to the adoption of SFAS No. 142. Also, in connection with the acquisition of Fiesta Rancho, the Company acquired the customer list and is amortizing it over five years. The customer list was valued at $5.0 million at the time of the purchase and as of December 31, 2002, had a net book value of approximately $3.5 million. The amortization expense related to the customer list for the year ended December 31, 2002, was approximately $1.2 million and is expected to remain the same in future periods until fully amortized.

The following tables illustrates what the effect of adopting SFAS No. 142 would have had on net income and earnings per common share for the years ended December 31, 2001 and 2000, adjusted to exclude amortization expense related to goodwill that is no longer being amortized (amounts in thousands):

	December 31,	
	2001	2000
Net income as reported	$19,369	$93,505
Goodwill amortization, net of applicable income tax benefit	3,062	570
Adjusted net income	$22,431	$94,075
Basic earnings per common share as reported	$ 0.34	$ 1.55
Goodwill amortization, net of applicable income tax benefit	0.05	0.01
Adjusted basic earnings per common share	$ 0.39	$ 1.56
Diluted earnings per common share as reported	$ 0.32	$ 1.48
Goodwill amortization, net of applicable income tax benefit	0.05	0.01
Adjusted diluted earnings per common share	$ 0.37	$ 1.49

Debt Issuance Costs

Debt issuance costs incurred in connection with the issuance of long-term debt are capitalized and amortized to interest expense over the expected terms of the related debt agreements and are included in other assets on the Company's consolidated balance sheets.

Preopening Expenses

Preopening expenses have been expensed as incurred. The construction phase typically covers a period of 12 to 24 months. The majority of preopening costs are incurred in the three months prior to opening. During the year ended December 31, 2001, the Company incurred preopening expenses of $6.4 million, which included costs incurred prior to the acquisitions of Fiesta Rancho and Fiesta Henderson and costs incurred prior to the opening of Green Valley Ranch Station. During the year ended December 31, 2000, the Company incurred preopening expenses of $3.9 million, which included costs incurred prior to the acquisitions of Santa Fe Station, Fiesta Rancho and Fiesta Henderson, the expansion project at Texas Station and costs incurred prior to the opening of Green Valley Ranch Station.

Interest Rate Swaps

From time to time, the Company uses interest rate swaps and similar financial instruments to assist in managing interest incurred on its long-term debt. The difference between amounts received and amounts paid under such agreements, as well as any costs or fees, is recorded as a reduction of, or addition to, interest expense as incurred over the life of the swap or similar financial instrument (see Notes 7 and 8).

Revenues and Promotional Allowances

The Company recognizes as casino revenues the net win from gaming activities, which is the difference between gaming wins and losses. All other revenues are recognized as the service is provided. Revenues include the retail value of accommodations and food and beverage provided on a complimentary basis to customers. Such amounts are then deducted from revenues as promotional allowances on the Company's consolidated statements of operations. The estimated departmental costs of providing such promotional allowances are included in casino costs and expenses and consist of the following (amounts in thousands):

	For the years ended December 31,		
	2002	2001	2000
Food and beverage	$59,781	$59,398	$51,545
Room	3,023	3,482	3,126
Other	2,899	2,634	3,242
Total	$65,703	$65,514	$57,913

The Company's Boarding Pass player rewards program (the "Program") allows customers to redeem points earned from their gaming activity at all Station properties for complimentary food, beverage, rooms, entertainment and merchandise. At the time redeemed, the retail value of complimentaries under the Program are recorded as revenue with a corresponding offsetting amount included in promotional allowances. The cost associated with complimentary food, beverage, rooms, entertainment and merchandise redeemed under the Program is recorded in casino costs and expenses.

Related Party Transactions

The Company has entered into various related party transactions, which consist primarily of lease payments related to ground leases at Boulder Station and Texas Station and consulting agreements with certain members of its Board of Directors. The expenses related to these related party transactions were approximately $5.1 million, $5.1 million and $5.3 million for the years ended December 31, 2002, 2001 and 2000, respectively. During the year ended December 31, 2001, the Company recorded a related party gain of approximately $1.7 million for the sale of Southwest Gaming to the Company's former executive vice-president and chief operating officer (see Sale of Properties). During the year ended December 31, 2002, the Company recorded hotel revenue from a related party of approximately $0.3 million related to a wholesale travel agent.

Earnings Applicable to Common Stock

In accordance with the provisions of SFAS No. 128, "Earnings Per Share", basic EPS is computed by dividing net income applicable to common stock by the weighted average common shares outstanding during the period. Diluted EPS reflects the additional dilution for all potentially dilutive securities such as stock options.

The weighted average number of common shares used in the calculation of basic and diluted earnings per share consisted of the following (amounts in thousands):

	For the years ended December 31,		
	2002	2001	2000
Weighted average common shares outstanding (used in calculation of basic earnings per share)	57,845	57,693	60,519
Potential dilution from the assumed exercise of stock options	2,885	2,344	2,597
Weighted average common and common equivalent shares outstanding (used in calculation of diluted earnings per share)	60,730	60,037	63,116

The number of antidilutive stock options as of December 31, 2002, 2001 and 2000 was 0.2 million, 5.5 million and 0.1 million, respectively.

Stock-Based Employee Compensation

The Company applies APB Opinion No. 25 and related interpretations in accounting for its stock-based employee compensation programs. Accordingly, compensation expense recognized was different than what would have been otherwise recognized under the fair value based method defined in SFAS No. 123, "Accounting for Stock-Based Compensation". Had compensation expense for the plans been determined in accordance with SFAS No. 123, the effect on the Company's net income and basic and diluted earnings per common share would have been as follows (amounts in thousands, except per share data):

	For the years ended December 31,		
	2002	2001	2000
Net income:			
As reported	$17,932	$19,369	$93,505
Stock-based compensation expense reported in net income	289	—	—
Stock-based compensation expense under fair value method	(4,894)	(5,219)	(3,556)
Pro forma net income	$13,327	$14,150	$89,949
Earnings per common share:			
Basic—as reported	$ 0.31	$ 0.34	$ 1.55
Basic—pro forma	0.23	0.25	1.49
Diluted—as reported	$ 0.30	$ 0.32	$ 1.48
Diluted—pro forma	0.22	0.24	1.43

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing method with the following assumptions:

	For the years ended December 31,		
	2002	2001	2000
Expected dividend yield	—	—	—
Expected stock price volatility	56.34%	52.00%	52.00%
Risk-free interest rate	3.82%	4.03%	6.12%
Expected average life of options (years)	4.42	3.83	4.36
Weighted average fair value per option granted	$6.69	$4.73	$6.68

Because the SFAS No. 123 method of accounting has not been applied to options granted prior to April 1, 1995, the resulting pro forma net income may not be representative of that to be expected in future years.

Operating Segments

SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," requires separate financial information be disclosed for all operating segments of a business. The Company believes that it meets the "economic similarity" criteria established by SFAS No. 131, and as a result, the Company aggregates all of its properties into one operating segment. All of our properties offer the same products, cater to the same customer base, are all located in the greater Las Vegas, Nevada area, have the same regulatory and tax structure, share the same marketing techniques and are all directed by a centralized management structure.

Recently Issued Accounting Standards

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the related asset retirement costs. This SFAS applies to all entities and applies to all legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS No. 143 will be effective for the Company's 2003 financial statements. The Company believes that this SFAS will not have a significant impact on its financial position or results of operations.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 requires that one accounting model be used for long-lived assets to be disposed of by sale and broadens the presentation of discontinued operations to include more disposal transactions. SFAS No. 144 is effective for 2002 financial statements and has not had a material effect on the Company's financial position or results of operations.

The FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections", in April 2002. SFAS No. 145 changed the criteria for reporting any gain or loss resulting from the extinguishment of debt as an extraordinary item. Such gains and losses must be analyzed to determine if they meet the criteria for extraordinary item classification based on the event being both unusual and infrequent. The Company adopted SFAS No. 145 in 2002, and has reclassified prior period losses on early retirement of debt as an item in other non-operating income (expense), rather than classified as an extraordinary item shown net of applicable tax benefit.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan, as previously required under Emerging Issues Task Force Issue 94-3. A fundamental conclusion reached by the FASB in this statement is that an entity's commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. SFAS No. 146 also establishes that fair value is the objective for initial measurement of the liability. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002. The Company believes that this SFAS will not have a significant impact on its results of operations or financial position.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of SFAS Nos. 5, 57 and 107 and a rescission of FASB Interpretation No. 34". This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. This Interpretation does not prescribe a specific approach for subsequently measuring the guarantor's recognized liability over the term of the related guarantee. This Interpretation also incorporates, without change, the guidance in FASB Interpretation No. 34, "Disclosure of Indirect Guarantees of Indebtedness of Others", which is being superseded. The provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, and the disclosure requirements are generally effective for financial statements of interim or annual periods ending after December 15, 2002. The Company will adopt Interpretation No. 45 in 2003 and believes that this Interpretation will not have a significant impact on its results of operations or financial position.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of SFAS No. 123". SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company has elected to continue to account for stock-based employee compensation using the intrinsic value method under APB Opinion 25 (see Stock-Based Employee Compensation above).

Reclassifications
Certain amounts in the December 31, 2001 and 2000 consolidated financial statements have been reclassified to conform to the December 31, 2002 presentation. These reclassifications had no effect on the previously reported net income.

2. Receivables

Components of receivables are as follows (amounts in thousands):

	December 31,	
	2002	2001
Casino	$ 7,280	$ 7,705
Hotel	2,417	2,470
Other	3,977	9,426
	13,674	19,601
Allowance for doubtful accounts	(2,682)	(4,149)
Receivables, net	$10,992	$15,452

3. Property and Equipment

Property and equipment consists of the following (amounts in thousands):

	Estimated life (years)	December 31, 2002	December 31, 2001
Land	—	$ 109,652	$ 112,383
Land leases	8–51	4,995	4,995
Buildings and improvements	10–45	872,094	857,823
Furniture, fixtures and equipment	3–7	353,694	352,598
Construction in progress	—	14,861	29,479
		1,355,296	1,357,278
Accumulated depreciation and amortization		(309,245)	(251,176)
Property and equipment, net		$1,046,051	$1,106,102

At December 31, 2002 and 2001, substantially all property and equipment of the Company is pledged as collateral for long-term debt.

4. Land Held for Development

The Company has acquired certain parcels of land in the Las Vegas valley and in Sacramento, California, as part of its development activities. The Company's decision on whether to proceed with any new gaming opportunity is dependent upon future economic and regulatory factors, the availability of financing and competitive and strategic considerations. As many of these considerations are beyond the Company's control, no assurances can be made that it will be able to secure additional, acceptable financing in order to proceed with any particular project. As of December 31, 2002, the Company had $102.2 million of land held for development that consists primarily of five sites that are owned or leased, which comprise 151 acres in the Las Vegas valley and 98 acres in the Sacramento area near the Thunder Valley Casino project. In addition, the Company has options to purchase a total of 66 acres adjacent to two of the sites in the Las Vegas valley. The Rhodes Ranch site consists of two parcels totaling 73 acres (the Company owns 41 acres and has an option to purchase 32 acres), located at the intersection of Durango Road and the Southern Beltway/Interstate 215 located in the southwest quadrant of Las Vegas. The Boulder/Tropicana site is a 68-acre site consisting of two parcels at the intersection of Boulder Highway and Tropicana Avenue in eastern Las Vegas. The Company is leasing (with an option to purchase) 34 acres of the site and holds an option to purchase the adjacent 34-acre parcel. The Company also owns a 49-acre gaming-entitled parcel in southwest Las Vegas at the intersection of Flamingo Road and Interstate 215 and a 27-acre gaming-entitled parcel at the intersection of Boulder Highway and Nellis Boulevard.

In July 2002, the Company entered into an agreement that gives it the right to acquire approximately 73 acres of land in the Summerlin master-planned community in Las Vegas, Nevada. The land is located on Charleston Boulevard at the Interstate 215/Charleston interchange. The purchase price for the land is approximately $65 million. The Company exercised its option to purchase the property and made a payment of $6.4 million in October 2002, which will be fully applicable to the purchase price. The Company anticipates completing the purchase during the second quarter of 2003; however, no assurances can be made that the purchase will actually be completed.

5. Investments in Joint Ventures

The Company has investments in two 50% owned joint ventures, Green Valley Ranch Station and Barley's, and a 6.7% investment in a joint venture that operates the Palms Casino Resort in Las Vegas, Nevada, that are accounted for under the equity method. Under the equity method, original investments are recorded at cost and adjusted by the Company's share of earnings, losses and distributions of the joint ventures. The investment balance also includes interest capitalized during the construction period, which is amortized against the earnings of the joint venture. Investments in joint ventures consist of the following (amounts in thousands):

	December 31,	
	2002	2001
Green Valley Ranch Station (50.0%)	$ 55,685	$ 52,596
Barley's (50.0%)	2,740	2,608
Palms Casino Resort (6.7%)	16,784	16,808
Investments in joint ventures	$ 75,209	$ 72,012

Summarized balance sheet information for the joint ventures is as follows (amounts in thousands):

	December 31,	
	2002	2001
Current assets	$ 45,607	$ 38,482
Property and equipment and other assets, net	534,302	566,845
Current liabilities	58,380	88,454
Long-term debt and other liabilities	208,264	191,584
Stockholders' equity	313,265	325,289

Summarized results of operations for the joint ventures are as follows (amounts in thousands):

	For the years ended December 31,		
	2002	2001	2000
Net revenues	$276,051	$ 36,277	$ 14,589
Operating costs and expenses	236,817	56,837	12,124
Operating income (loss)	39,234	(20,560)	2,465
Interest expense, net	19,450	1,081	—
Net income (loss)	$ 19,784	$ (21,641)	$ 2,465

The Company is the managing partner for both Barley's and Green Valley Ranch Station and receives a management fee equal to 10% of Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") from Barley's and 2% of revenues and approximately 5% of EBITDA from Green Valley Ranch Station, which is included in net revenues on the Company's consolidated statements of operations. The operating earnings from these joint ventures are shown as a separate line item on the Company's consolidated statements of operations after operating income. In addition, interest expense from these joint ventures is shown as a separate component under other income (expense) in the Company's consolidated statements of operations. The following table identifies the total equity earnings from joint ventures (amounts in thousands):

	For the years ended December 31,		
	2002	2001	2000
Operating earnings from joint ventures	$11,293	$2,504	$1,618
Interest expense from joint ventures	(6,272)	(199)	—
Total equity earnings from joint ventures	$ 5,021	$2,305	$1,618

6. Asset Impairment

The Company recorded an impairment loss of $8.8 million and $4.0 million in the years ended December 31, 2002 and 2001, respectively, to adjust the carrying value of its other assets to their estimated fair value. In the year ended December 31, 2002, approximately $3.9 million of the impairment loss related to the write-down of certain assets related to the Company's investments in an Internet, intrastate gaming platform and related technology. In May 2002, the Nevada Gaming Commission communicated that it had general concerns regarding the security and reliability of Internet gaming platforms. The impairment of these assets was based upon a decision by the Company to no longer pursue Nevada-based Internet gaming activities as a result of the uncertainty of regulatory approval of these types of activities. As a result, all of the hardware, software and internal development costs that the Company had incurred were written off in 2002, as they were deemed to have no value.

In addition, approximately $4.9 million of the impairment loss was related to the Company's option to invest in the Internet wagering business. In February 2002, the Company announced that it intended to purchase a 50% interest in Kerzner Interactive Limited (formerly SunOnline Limited) ("Kerzner Interactive"), a wholly owned subsidiary of Kerzner International Limited (formerly Sun International Hotels Limited) ("Kerzner"). Kerzner Interactive was to be the exclusive vehicle for both Kerzner and the Company to pursue the Internet wagering business. In July 2002, the Company converted its agreement to acquire a 50% interest in Kerzner Interactive into an option to do so, and paid $4.5 million for such option. Kerzner has decided to discontinue Kerzner Interactive, as it targeted Internet wagering only from jurisdictions that permitted online gaming. As these jurisdictions became more restrictive in their acceptance of Internet gaming, the market size was reduced and competition intensified, resulting in a substantial decrease in the probability of achieving profitability in the short-to-medium term. As a result, the Company has written-off the option payment and other costs related to this investment.

In the year ended December 31, 2001, the Company recorded an impairment loss with respect to a 34-acre parcel, near the intersection of Martin Luther King Jr. Drive and Craig Road in North Las Vegas. This impairment loss was necessary because, after evaluating all of its options, the Company determined not to develop a casino on this site. The assets included capitalized rent and design costs, which had no value after the Company made the decision not to develop a gaming facility on this parcel. As of December 31, 2002, gaming is not permitted on this site due to zoning restrictions.

7. Long-term Debt

Long-term debt consists of the following (amounts in thousands):

	December 31,	
	2002	2001
Revolving credit facility, $365.0 million limit at December 31, 2002, due September 30, 2007, interest at a margin above the Alternate Base Rate or the Eurodollar Rate (4.3% at December 31, 2002)	$ 177,200	$ 108,100
$8\frac{3}{8}$% senior notes, interest payable semi-annually, principal due February 15, 2008	400,000	400,000
$9\frac{7}{8}$% senior subordinated notes, interest payable semi-annually, principal due July 1, 2010, net of unamortized discount of $1.2 million and $1.3 million at December 31, 2002 and 2001, respectively	373,769	373,662
$8\frac{7}{8}$% senior subordinated notes, interest payable semi-annually, principal due December 1, 2008	199,900	199,900
$9\frac{3}{4}$% senior subordinated notes, interest payable semi-annually, principal due April 15, 2007, net of unamortized discount of $3.7 million at December 31, 2001 (redeemed on October 18, 2002, using the revolving credit facility)	—	146,287
Other long-term debt, collateralized by various assets including equipment and land, monthly installments including interest of 8% at December 31, 2002	122	3,682
Total long-term debt	1,150,991	1,231,631
Current portion of long-term debt	(122)	(332)
Market value of interest rate swaps	14,731	5,459
Total long-term debt, net	$1,165,600	$1,236,758

Revolving Facility

In September 2002, the Company completed financing on a new $365.0 million revolving credit facility (the "Revolving Facility"). The Revolving Facility contains no principal amortization and matures in September 2007. The Borrowers are the major operating subsidiaries and the Revolving Facility is secured by substantially all of the Company's assets. Borrowings under the Revolving Facility bear interest at a margin above the Alternate Base Rate or the Eurodollar Rate (each, as defined in the Revolving Facility), as selected by the Company. The margin above such rates, and the fee on the unfunded portions of the Revolving Facility, will vary quarterly based on the Company's combined consolidated ratio of debt to Adjusted EBITDA (each, as defined in the Revolving Facility). As of December 31, 2002, the Borrowers' margin above the Eurodollar Rate on borrowings under the Revolving Facility was 2.25%. The maximum margin for Eurodollar Rate borrowings is 2.50%. The maximum margin for Alternate Base Rate borrowings is 1.25%. As of December 31, 2002, the fee for the unfunded portion of the Revolving Facility was 0.50%.

The Revolving Facility contains certain financial and other covenants. These include a maximum funded debt to Adjusted EBITDA ratio for the Borrowers combined of 2.25 to 1.00 for each quarter and a minimum fixed charge coverage ratio for the preceding four quarters for the Borrowers combined of 1.50 to 1.00 for each quarter. As of December 31, 2002, the Borrowers' funded debt to Adjusted EBITDA ratio was 0.73 to 1.00 and the fixed charge coverage ratio was 3.05 to 1.00. In addition, the Revolving Facility has financial and other covenants, which state that the maximum consolidated funded debt to Adjusted EBITDA ratio can be no more than 5.50 to 1.00 through June 30, 2003, which reduces to 5.00 to 1.00 on September 30, 2003 through June 30, 2005, to 4.75 to 1.00 on September 30, 2005 through December 31, 2005, to 4.50 to 1.00 on March 31, 2006 through June 30, 2006 and to 4.00 to 1.00 on September 30, 2006. Other covenants limit prepayments of indebtedness or rent (including subordinated debt other than re-financings meeting certain criteria), limitations on asset dispositions, limitations on dividends, limitations on indebtedness, limitations on investments and limitations on capital expenditures. As of December 31, 2002, the Company's consolidated funded debt to Adjusted EBITDA ratio was 4.83 to 1.00. The Company has pledged the stock of all of its major subsidiaries.

Senior and Senior Subordinated Notes

In 2001, the Company completed offerings for a total of $400.0 million of senior notes due in February 2008 (the "Senior Notes"). The Senior Notes bear interest at a rate equal to 8 3/8% per annum and were priced at par. The indentures governing the Senior Notes contain substantially the same covenants as the Company's senior subordinated notes as well as a limitation on liens the Company can incur. The proceeds from the Senior Notes were used to repay amounts outstanding on the previous revolving facility and to redeem the $198.0 million 10 1/8% senior subordinated notes, which were due in 2006. As a result of the redemption, the Company recorded a loss on early retirement of debt of approximately $12.7 million in 2001.

The indentures governing the Company's senior subordinated notes (the "Notes") and senior notes (the "Indentures") contain certain customary financial and other covenants, which limit the Company and its subsidiaries' ability to incur additional debt and to pay dividends. At December 31, 2002, the Company's Consolidated Coverage Ratio (as defined in the Indentures) was 2.26 to 1.00. The Indentures provide that the Company may not incur additional indebtedness, other than specified types of indebtedness, unless the Consolidated Coverage Ratio is at least 2.00 to 1.00. In the event the Company's Consolidated Coverage Ratio is below 2.00 to 1.00, the covenant limits the Company's ability to incur additional indebtedness for borrowings under the Revolving Facility not to exceed the greater of $200 million or 1.5 times Operating Cash Flow (as defined) for the four most recent quarters, plus $15 million. The limitation on the incurrence of additional indebtedness and dividend restrictions in the Indentures significantly restricts the Company's ability to pay dividends on its capital stock. The Indentures also give the holders of the Notes the right to require the Company to purchase the Notes at 101% of the principal amount of the Notes plus accrued interest thereon upon a Change of Control and Rating Decline (each as defined in the Indentures) of the Company.

During 2001, the Company entered into various interest rate swaps with members of its bank group to manage interest expense. The interest rate swaps have converted a portion of the Company's fixed-rate debt to a floating rate. As of December 31, 2002, the Company had one remaining interest rate swap agreement with a total notional amount of $50.0 million in which it pays a floating rate at December 31, 2002 of approximately 3.76% and receives a fixed rate at December 31, 2002 of approximately 8.38%. The interest rate swap terminates in 2008. The net effect of all of the interest rate swaps resulted in a reduction in interest expense of $10.7 million and $4.9 million for the years ended December 31, 2002 and 2001, respectively.

On October 18, 2002, the Company redeemed the $150 million 9 3/4% senior subordinated notes. The redemption was funded with proceeds from the Revolving Facility. The Company recorded a charge of approximately $10.1 million during the year ended December 31, 2002, to reflect the write-off of the unamortized debt discount, unamortized loan costs and the premium to redeem the $150 million 9 3/4% senior subordinated notes. This charge was partially offset by approximately $5.7 million from the adjusted basis of the debt as a result of the fair value hedge termination that was tied directly to the $150 million 9 3/4% senior subordinated notes, as discussed below. In addition, the Company recorded a loss on early retirement of debt of approximately $1.4 million in 2002 to reflect the write-off of the unamortized loan costs on the previous revolving facility.

In September 2002, the Company terminated an interest rate swap with a notional amount of $150 million, which was due to terminate in 2007. The interest rate swap was terminated at its market value and, as a result, the Company received approximately $5.8 million. This interest rate swap was tied directly to the $150 million 9 3/4% senior subordinated notes. The mark-to-market adjustment was amortized as a reduction of interest expense over the original contract life of the interest rate swap. When the $150 million 9 3/4% senior subordinated notes were redeemed on October 18, 2002, the adjusted basis of the debt as a result of the fair value hedge termination of approximately $5.7 million was included in the calculation of the net loss on the early retirement of the related debt.

In December 2002, the Company terminated an interest rate swap with a notional amount of $100 million, which was due to terminate in 2010. The interest rate swap was terminated at its market value and, as a result, the Company received approximately $9.5 million. This interest rate swap was tied directly to the $375 million 9 3/4% senior subordinated notes. The mark-to-market adjustment will be amortized as a reduction of interest expense over the original contract life of the interest rate swap and as of December 31, 2002, the remaining balance of $9.4 million is included in long-term debt.

The interest rate swaps that the Company entered into qualify for the "shortcut" method allowed under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", which allows for an assumption of no ineffectiveness. As such, there is no income statement impact from changes in the fair value of the hedging instruments. Instead, the fair value of the instrument is recorded as an asset or liability on the Company's balance sheet with an offsetting adjustment to the carrying value of the related debt. In accordance with SFAS No. 133, the Company recorded assets of $5.3 million and $5.5 million as of December 31, 2002 and 2001, respectively, representing the fair value of the interest rate swaps and a corresponding increase in long-term debt, as these interest rate swaps are considered highly effective under the criteria established by SFAS No. 133.

The estimated fair value of the Company's long-term debt at December 31, 2002 was approximately $1.22 billion, compared to its book value of approximately $1.15 billion. The estimated fair value amounts were based on quoted market prices on or about December 31, 2002, for the Company's debt securities that are publicly traded. For the Revolving Facility, the fair value approximates the carrying amount of the debt due to the short-term maturities of the individual components of the debt.

Scheduled maturities of long-term debt are as follows (amounts in thousands):

Years ending December 31,	
2003	$ 122
2004	—
2005	—
2006	—
2007	177,200
Thereafter	973,669
Total	$1,150,991

8. Commitments and Contingencies

Boulder Station Lease

The Company entered into a ground lease for 27 acres of land on which Boulder Station is located. The Company leases this land from KB Enterprises, a company owned by Frank J. Fertitta, Jr. and Victoria K. Fertitta (the "Related Lessor"), the parents of Frank J. Fertitta III, Chairman of the Board and Chief Executive Officer of the Company and Lorenzo J. Fertitta, President of the Company. The lease has a maximum term of 65 years, ending in June 2058. The lease provides for monthly payments of $135,525 through June 2003. In July 2003, and every ten years thereafter, the rent will be adjusted to the product of the fair market value of the land and the greater of (i) the then prevailing annual rate of return for comparably situated property or (ii) 8% per year. In no event will the rent for any period be less than the immediately preceding period. In July 2008, and every ten years thereafter, the rent will be adjusted by a cost of living factor. Pursuant to the ground lease, the Company has an option, exercisable at five-year intervals with the next option in June 2003, to purchase the land at fair market value. The Company's leasehold interest in the property is subject to a lien to secure borrowings under the Revolving Facility.

Texas Station Lease

The Company entered into a ground lease for 47 acres of land on which Texas Station is located. The Company leases this land from Texas Gambling Hall & Hotel, Inc., a company owned by the Related Lessor. The lease has a maximum term of 65 years, ending in July 2060. The lease provides for monthly rental payments of $287,500 through June 2005. In July 2005, and every ten years thereafter, the rent will be adjusted by a cost of living factor. In July 2010, and every ten years thereafter, the rent will be adjusted to the product of the fair market value of the land and the greater of (i) the then prevailing annual rate of return being realized for owners of comparable land in Clark County or (ii) 8% per year. In no event will the rent for any period be less than the immediately preceding period. Pursuant to the ground lease, the Company has an option, exercisable at five-year intervals with the next option in May 2005, to purchase the land at fair market value. The Company's leasehold interest in the property is subject to a lien to secure borrowings under the Revolving Facility.

Sunset Station Lease

In June 1994, the Company entered into a lease agreement for approximately 48 acres of land on which Sunset Station is located. In June 2001, the Company exercised its option to purchase this land for $23.9 million. The purchase price was funded with borrowings from the Company's Revolving Facility.

Operating Leases

The Company leases several parcels of land, buildings and equipment used in its operations. Leases on various parcels ranging from 13 acres to 47 acres have terms expiring between September 2007 and March 2099. Future minimum lease payments required under these operating leases and other noncancelable operating leases are as follows (amounts in thousands):

Years ending December 31,	
2003	$ 13,406
2004	13,403
2005	12,029
2006	11,817
2007	11,806
Thereafter	624,462
Total	$686,923

Rent expense totaled approximately $12.7 million, $11.8 million and $10.9 million for the years ended December 31, 2002, 2001 and 2000, respectively.

Green Valley Ranch Station

Green Valley Ranch Station, located at the intersection of Interstate 215 and Green Valley Parkway in Henderson, Nevada, opened on December 18, 2001. It is owned by a 50/50 joint venture between the Company and GCR Gaming. The Company developed the project on 40 acres of a 170-acre multi-use commercial development. The Company is the managing partner of Green Valley Ranch Station and receives a management fee equal to 2% of the property's revenues and approximately 5% of EBITDA, as defined in the operating agreement. Management fees earned in connection with Green Valley Ranch Station were approximately $4.6 million and $0.3 million for the years ended December 31, 2002 and 2001, respectively.

During the third quarter of 2001, the Company completed financing for Green Valley Ranch Station. The financing was completed with a group of banks, and originally provided for borrowings up to $165.0 million at a margin above the LIBOR rate of up to 250 basis points. The available borrowings have reduced to $150.3 million as of December 31, 2002. Also during the third quarter of 2001, Green Valley Ranch Station entered into an agreement to swap the majority of this floating rate to a fixed rate that will approximate 6.9% during the term of the loan. The loan required a completion guaranty and a limited make-well of $44.0 million, if necessary (based on operating results of the property). Pursuant to the make-well agreement, if Green Valley Ranch Station fails to comply with the Fixed Charge Coverage Ratio or the Leverage Ratio (both as defined in the Green Valley Ranch credit agreement), the partners will be required to make cash equity contributions in such amounts as required, which will result in pro forma compliance with the covenants. Both the completion guaranty and make-well are joint and several obligations of each partner, with GCR Gaming's obligation collateralized. The Company was not required to make any payments related to the completion guaranty. As of December 31, 2002, the Company has contributed approximately $0.6 million for obligations related to the make-well agreement. The make-well agreement will terminate upon achieving a debt to Adjusted EBITDA (as defined) ratio of less than or equal to 3.00 to 1.00 and producing Adjusted EBITDA before management fees of at least $42.0 million. As of December 31, 2002, the debt to Adjusted EBITDA ratio was 3.97 to 1.00. The outstanding balance of the Green Valley Ranch Station revolving credit facility as of December 31, 2002, was approximately $145.3 million. In addition to the bank financing, Green Valley Ranch Station has secured equipment and other financing which had an outstanding balance of approximately $30.0 million as of December 31, 2002.

On December 31, 2001, Green Valley Ranch Station entered into an interest rate swap that is matched to a portion of its revolving facility, which terminates on December 29, 2006. At December 31, 2002, the notional amount was $106.5 million, and decreases by varying amounts each quarter until it reaches $20.0 million on September 29, 2006 through the termination date. In March 2002, Green Valley Ranch Station entered into an additional interest rate swap that terminates on March 28, 2007, and is matched to a portion of its equipment financing. The notional amount of this interest rate swap at December 31, 2002, was $25.5 million and decreases by $1.5 million each quarter. The interest rate swaps have converted a portion of Green Valley Ranch Station's floating rate debt to a fixed rate. As of December 31, 2002, Green Valley Ranch Station was paying a weighted average fixed rate of 4.33% on the interest rate swaps and was receiving a weighted average floating rate based on three-month LIBOR of 1.38%. These interest rate swaps were also priced to have no value at inception. As a result of the mark-to-market valuation of the interest rate swaps as of December 31, 2002, the Company recorded approximately $1.7 million for its share of the Green Valley Ranch Station interest rate swaps in accumulated other comprehensive loss in the Company's consolidated balance sheets.

United Auburn Indian Community

The Company has entered into a Development Services Agreement and a Management Agreement with the United Auburn Indian Community (the "UAIC"). Pursuant to those agreements, and in compliance with a Memorandum of Understanding entered by the UAIC and Placer County, California, the Company and the UAIC are developing Thunder Valley Casino, a gaming and entertainment facility on 49 acres located approximately seven miles north of Interstate 80, in Placer County, California, near Sacramento.

On September 17, 2002, the United States Department of the Interior accepted the land into trust on behalf of the UAIC. The acceptance of the land into trust followed the decision of the United States District Court for the District of Washington, D.C., dismissing a lawsuit filed by the cities of Roseville and Rocklin, California, and Citizens for Safer Communities, which challenged the United States Department of the Interior's preliminary decision to accept the land into trust. Immediately following the District Court's decision, the plaintiffs appealed the decision to the Washington, D.C. court of appeals and filed an emergency motion for stay of the District Court's decision. The court of appeals denied the plaintiffs' emergency action. Notwithstanding the denial of the plaintiffs' emergency motion and the acceptance of the land into trust, there can be no assurances that the plaintiffs will not seek other extraordinary remedies and there can be no assurances as to the ultimate outcome of the plaintiffs' pending appeal. The Company's seven-year Management Agreement to manage Thunder Valley Casino was approved by the National Indian Gaming Commission in December 2002. Upon the opening of Thunder Valley Casino, the Company will receive a management fee equal to 24% of the facility's income. The Company will also receive a development fee equal to 2% of the cost of the project. The development fee is payable upon the opening of the facility.

It is anticipated that Thunder Valley Casino will house between 1,256 and 1,906 Class III slot machines and approximately 100 table games, including a private VIP gaming area. The facility will have numerous dining and entertainment amenities, including a center pit bar, three specialty restaurants, a 500-seat buffet, a food court and parking for over 3,000 vehicles. Construction began on October 26, 2002, and the Company anticipates that the casino will open in June 2003 with the remainder of the facility to be completed during the fourth quarter of 2003. The cost of the project is expected to be approximately $215 million. The Company also assisted the UAIC in obtaining $142.5 million of financing for the project through a group of lenders, with the Company providing an unlimited completion guaranty and credit support for all amounts outstanding under such financing. Any amounts required under the completion guaranty are recoverable after the facility has opened. The Company and the UAIC are currently working on completing the remainder of the financing; however, to the extent the additional funds cannot be raised through third parties, the Company will fund any shortfall. As of December 31, 2002, the Company had advanced approximately $34.5 million to the UAIC for the development of Thunder Valley Casino, which is included as a note receivable on the Company's consolidated balance sheets. Based on the current terms of the credit financing, the Company's advances cannot be repaid prior to the maturity of the credit facility, which is scheduled for January 2009. The Company's advances to the UAIC are subordinated to the credit facility and carry an interest rate of 10%, which will be recorded upon the opening of the facility. As of December 31, 2002, the accrued interest on the Company's advances to the UAIC was approximately $2.6 million.

Summerlin Land Acquisition

In July 2002, the Company entered into an agreement that gives it the right to acquire approximately 73 acres of land in the Summerlin master-planned community in Las Vegas, Nevada. The land is located on Charleston Boulevard at the Interstate 215/Charleston interchange. The purchase price for the land is approximately $65 million. The Company exercised its option to purchase the property and made a payment of $6.4 million in October 2002, which will be fully applicable to the purchase price. The Company anticipates completing the purchase during the second quarter of 2003; however, no assurances can be made that the purchase will actually be completed.

9. Stockholders' Equity

Common Stock

The Company is authorized to issue up to 135 million shares of its common stock, $0.01 par value per share, 66,689,773 shares of which were issued and 8,730,872 shares were held in treasury as of December 31, 2002. Each holder of the common stock is entitled to one vote for each share held of record on each matter submitted to a vote of stockholders. Holders of the common stock have no cumulative voting, conversion, redemption or preemptive rights or other rights to subscribe for additional shares other than pursuant to the Rights Plan described below. Subject to any preferences that may be granted to the holders of the Company's preferred stock, each holder of common stock is entitled to receive ratably, such dividends as may be declared by the Board of Directors out of funds legally available therefore, as well as any distributions to the stockholders and, in the event of liquidation, dissolution or winding up of the Company, is entitled to share ratably in all assets of the Company remaining after payment of liabilities.

Preferred Stock

The Company is authorized to issue up to 5 million shares of its preferred stock, $0.01 par value per share of which none were issued. The Board of Directors, without further action by the holders of common stock, may issue shares of preferred stock in one or more series and may fix or alter the rights, preferences, privileges and restrictions, including the voting rights, redemption provisions (including sinking fund provisions), dividend rights, dividend rates, liquidation rates, liquidation preferences, conversion rights and the description and number of shares constituting any wholly unissued series of preferred stock. Except as described above, the Board of Directors, without further stockholder approval, may issue shares of preferred stock with rights that could adversely affect the rights of the holders of common stock. The issuance of shares of preferred stock under certain circumstances could have the effect of delaying or preventing a change of control of the Company or other corporate action.

Treasury Stock

The Company is authorized to repurchase up to approximately 19.5 million shares of its common stock. During the year ended December 31, 2002, the Company repurchased approximately 743,000 shares of its common stock for approximately $10.2 million. As of December 31, 2002, the Company had acquired approximately 8.7 million shares at a cost of approximately $109.5 million.

In July 2000, the Company entered into an equity forward contract that allowed for shares of its common stock to be purchased by a financial institution and held on its behalf. In January 2001, the Company closed out the contract and purchased 3.2 million shares for approximately $46.0 million. On September 30, 2001, the Company acquired approximately 1.0 million shares of its common stock at a cost of $8.4 million as a result of the sale of Southwest Gaming.

Put Warrants

During 2000, the Company sold put warrants on 2.2 million shares of its common stock. One of the contracts for 1.1 million shares expired on its own terms and the premium received at the inception of the contract was recorded in additional paid-in capital on the Company's consolidated balance sheets. The other contract for 1.1 million shares in 2000 was extended and ultimately settled in cash later in 2000. The net cash obtained from the premiums received at inception and the extension, net of the cash paid to settle the contract, was approximately $2.1 million and was recorded in additional paid-in capital.

In 2001, the Company sold put warrants on a total of 215,000 shares of its common stock and later in 2001, upon exercise of the put warrants on their respective maturity dates, purchased the shares for $2.6 million. The purchase of the put warrants is included in treasury stock on the Company's consolidated balance sheets.

The put warrants that were issued in 2000 and 2001 were European style options, which contained maturities of either three or six months. The contracts did not require the Company to deliver registered shares or to post any collateral. The Company was paid a put premium on each put warrant that was issued. All of the put contracts gave the Company the option of a net-cash settlement or settlement in its own shares (either physical settlement or net-share settlement) and were recorded as equity instruments, therefore, no gains or losses were recorded in the Company's consolidated financial statements.

Other Comprehensive Income

SFAS No. 130, "Reporting Comprehensive Income", requires companies to disclose other comprehensive income and the components of such income. Comprehensive income is the total of net income and all other non-stockholder changes in equity. For the year ended December 31, 2002, the Company recorded its 50% interest in the mark-to-market valuation of the interest rate swaps at Green Valley Ranch Station as other comprehensive loss. Comprehensive income was computed as follows (amounts in thousands):

	For the years ended December 31,		
	2002	2001	2000
Net income	$17,932	$19,369	$93,505
Mark-to-market valuation of interest rate swaps	(1,695)	—	—
Comprehensive income	$16,237	$19,369	$93,505

Rights Plan

On October 6, 1997, the Company declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock. The dividend was paid on October 21, 1997. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Preferred Stock, par value $0.01 per share ("Preferred Shares") of the Company at a price of $40.00 per one one-hundredth of a Preferred Share, subject to adjustment. The Rights are not exercisable until the earlier of 10 days following a public announcement that a person or group of affiliated or associated persons have acquired beneficial ownership of 15% or more of the outstanding common stock ("Acquiring Person") or 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding common stock.

The Rights will expire on October 21, 2007. Acquiring Persons do not have the same rights to receive common stock as other holders upon exercise of the Rights. Because of the nature of the Preferred Shares' dividend, liquidation and voting rights, the value of one one-hundredth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one common share. In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, the proper provisions will be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter become void), will thereafter have the right to receive upon exercise that number of shares of common stock having a market value of two times the exercise price of the Right. In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after a person or group has become an Acquiring Person, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon exercise thereof, that number of shares of common stock of the acquiring company, which at the time of such transaction will have a market value of two times the exercise price of the Right. Because of the characteristics of the Rights in connection with a person or group of affiliated or associated persons becoming an Acquiring Person, the Rights may have the effect of making an acquisition of the Company more difficult and may discourage such an acquisition.

10. Benefit Plans

Stock Compensation Programs

The Company has adopted a Stock Compensation Program which includes (i) an Incentive Stock Option Plan for the grant of incentive stock options, (ii) a Compensatory Stock Option Plan providing for the grant of nonqualified stock options, (iii) a Restricted Shares Plan providing for the grant of restricted shares of common stock and (iv) a Nonemployee Director Stock Option Plan, providing for the grant of nonqualified stock options. The Company has also adopted the 1999 Stock Compensation Program (combined with the Stock Compensation Program "the Programs"), which includes (i) the 1999 Compensatory Stock Option Plan providing for the majority of the grants of nonqualified stock options to employees who are not officers or directors of the Company and (ii) the 1999 Share Plan which grants shares of common stock to employees based on their length of service with the Company. Officers, key employees, directors (whether employee or nonemployee) and independent contractors or consultants of the Company and its subsidiaries are eligible to participate in the Programs. However, only employees of the Company and its subsidiaries are eligible to receive incentive stock options.

A maximum of 18,710,500 shares of common stock has been reserved for issuance under the Programs. Options are granted at the current market price at the date of grant. The plan provides for a variety of vesting schedules, including immediate, 20% per year for five years, 10% per year for 10 years, and a cliff vest at the vesting date, to be determined at the time of grant. Generally, all options expire 10 years from the date of grant.

The Programs will terminate 10 years from the date of adoption, unless terminated earlier by the Board of Directors, and no options or restricted shares may be granted under the Programs after such date. Summarized information for the Programs is as follows:

	For the years ended December 31,					
	2002		2001		2000	
	Options	Weighted average exercise price	Options	Weighted average exercise price	Options	Weighted average exercise price
Outstanding at beginning of the year	14,637,783	$10.22	10,765,592	$ 9.91	9,908,493	$ 9.01
Granted	1,649,500	$13.70	4,298,000	$11.02	1,820,250	$13.93
Exercised	(1,079,667)	$ 8.46	(132,638)	$ 6.10	(277,884)	$ 6.18
Canceled	(1,674,072)	$13.07	(293,171)	$12.64	(685,267)	$ 8.93
Outstanding at end of the year	13,533,544	$10.59	14,637,783	$10.22	10,765,592	$ 9.91
Exercisable at end of year	7,133,595	$ 9.05	7,655,597	$ 9.64	6,479,932	$ 9.82
Options available for grant	1,497,825		510,811		5,808,296	

The following table summarizes information about the options outstanding at December 31, 2002:

	Options outstanding			Options exercisable	
Range of exercise prices	Number outstanding at December 31, 2002	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable at December 31, 2002	Weighted average exercise price
\$ 3.29–\$ 5.44	2,476,636	5.3	\$ 5.09	2,202,136	\$ 5.09
\$ 5.45–\$10.89	5,376,461	5.7	\$ 9.09	3,432,461	\$ 9.39
\$10.90–\$14.52	2,952,250	7.2	\$13.63	900,650	\$13.26
\$14.53–\$18.15	2,728,197	8.6	\$15.25	598,348	\$15.35
	13,533,544	6.6	\$10.59	7,133,595	\$ 9.05

Restricted stock grants of 50,000, 1,297,800 and 6,000 shares were issued under the Programs during the years ended December 31, 2002, 2001 and 2000, respectively. The effect of these grants is to increase the issued and outstanding shares of the Company's common stock and decrease the number of shares available for grant in the plan. Deferred compensation is recorded for the restricted stock grants equal to the market value of the Company's common stock on the date of grant. The deferred compensation is amortized over the period the restricted stock vests and is recorded as compensation expense in the accompanying consolidated statements of operations. In addition, the Company issued 219,138 shares of restricted stock in 2001 to three of its executive officers in accordance with a Long-Term Stay-On Performance Incentive Plan.

The fair value on the grant date of the restricted shares and the amount of compensation expense recognized in connection with the restricted shares is as follows (amounts in thousands):

	For the years ended December 31,		
	2002	2001	2000
Fair value on grant date	\$ 695	\$18,044	\$ 85
Compensation expense	2,973	1,480	751

401(k) Plan

The Company has a defined contribution 401(k) plan, which covers all employees who meet certain age and length of service requirements and allows an employer contribution up to 50% of the first 4% of each participating employee's compensation. Plan participants can elect to defer before tax compensation through payroll deductions. These deferrals are regulated under Section 401(k) of the Internal Revenue Code. The Company's matching contribution was approximately \$1.7 million, \$1.7 million and \$2.2 million for the years ended December 31, 2002, 2001 and 2000, respectively.

11. Executive Compensation Plans

The Company has employment agreements with certain of its executive officers. These contracts provide for, among other things, an annual base salary, supplemental long-term disability and supplemental life insurance benefits in excess of the Company's normal coverage for employees. In addition, the Company has adopted a Supplemental Executive Retirement Plan for its Chief Executive Officer and a Supplemental Management Retirement Plan for certain key executives as selected by the Human Resources Committee of the Company's Board of Directors. Other executive plans include a Deferred Compensation Plan and a Long-Term Stay-On Performance Incentive Plan.

12. Income Taxes

The Company files a consolidated federal income tax return. The provision for income taxes for financial reporting purposes consists of the following (amounts in thousands):

	For the years ended December 31,		
	2002	2001	2000
Income tax provision from continuing operations	\$(18,508)	\$(11,094)	\$(53,804)
Tax benefit from change in accounting principle	7,170	—	—
Total income taxes	\$(11,338)	\$(11,094)	\$(53,804)

The provision for income taxes attributable to the net income consists of the following (amounts in thousands):

	For the years ended December 31,		
	2002	2001	2000
Current	\$ 372	\$ 108	\$(22,266)
Deferred	(18,880)	(11,202)	(31,538)
Total income taxes	\$(18,508)	\$(11,094)	\$(53,804)

The income tax provision differs from that computed at the federal statutory corporate tax rate as follows:

	For the years ended December 31,		
	2002	2001	2000
Federal statutory rate	35.0%	35.0%	35.0%
Lobbying and political	0.7	0.7	0.3
Meals and entertainment	0.6	2.2	0.6
Credits earned, net	(1.7)	(1.8)	(0.3)
Sale of subsidiary	—	(1.5)	—
Nondeductible officers compensation	2.8	0.2	0.1
Other, net	1.3	1.6	0.8
Effective tax rate	38.7%	36.4%	36.5%

The tax effects of significant temporary differences representing net deferred tax assets and liabilities are as follows (amounts in thousands):

	December 31,	
	2002	2001
Deferred tax assets:		
Current:		
Accrued vacation, bonuses and group insurance	$ 4,120	$ 5,101
Prepaid gaming taxes	(4,484)	(4,621)
Other	4,211	3,782
Total current	3,847	4,262
Long-term:		
Preopening and other costs, net of amortization	4,736	3,248
Accrued benefits	8,367	7,612
FICA credits	1,268	827
Alternative minimum tax credits	22,638	18,221
Other	1,720	—
Total long-term	38,729	29,908
Total deferred tax assets	42,576	34,170
Deferred tax liabilities:		
Long-term:		
Temporary differences related to property and equipment	(87,637)	(66,991)
Other	(3,869)	(3,370)
Total deferred tax liabilities	(91,506)	(70,361)
Net	$(48,930)	$(36,191)

The excess of the alternative minimum tax over the regular federal income tax is a tax credit, which can be carried forward indefinitely to reduce future regular federal income tax liabilities. The Company did not record a valuation allowance at December 31, 2002 or 2001 relating to recorded tax benefits because all benefits are more likely than not to be realized.

13. Legal Matters

The Company and its subsidiaries are defendants in various lawsuits relating to routine matters incidental to their business. As with all litigation, no assurance can be provided as to the outcome of the following matters and litigation inherently involves significant costs.

Poulos/Ahearn Case

On April 26, 1994, a suit seeking status as a class action lawsuit was filed by plaintiff, William H. Poulos, et al., as class representative, in the United States District Court, Middle District of Florida, naming 41 manufacturers, distributors and casino operators of video poker and electronic slot machines, including Station Casinos. On May 10, 1994, a lawsuit alleging substantially identical claims was filed by another plaintiff, William Ahearn, et al., as class representative, in the United States District Court, Middle District of Florida, against 48 manufacturers, distributors and casino operators of video poker and electronic slot machines, including Station Casinos and most of the other major hotel/casino companies. The lawsuits allege that the defendants have engaged in a course of fraudulent and misleading conduct intended to induce persons to play such games based on a false belief concerning how the gaming machines operate, as well as the extent to which there is an opportunity to win. The two lawsuits have been consolidated into a single action, and have been transferred to the United States District Court for the District of Nevada (the "Nevada District Court"). On September 26, 1995, a lawsuit alleging substantially identical claims was filed by plaintiff, Larry Schreier, et al., as class representative, in the Nevada District Court, naming 45 manufacturers, distributors, and casino operators of video poker and electronic slot machines, including the Company. Motions to dismiss the Poulos/Ahearn and Schreier cases were filed by defendants. On April 17, 1996, the Poulos/Ahearn lawsuits were dismissed, but plaintiffs were given leave to file Amended Complaints on or before May 31, 1996. On May 31, 1996, an Amended Complaint was filed, naming William H. Poulos, et al., as plaintiff. Defendants filed a motion to dismiss. On August 15, 1996, the Schreier lawsuit was dismissed with leave to amend. On September 27, 1996, Schreier filed an Amended Complaint. Defendants filed motions to dismiss the Amended Complaint. In December 1996, the Court consolidated the Poulos/Ahearn, the Schreier, and a third case not involving the Company and ordered all pending motions be deemed withdrawn without prejudice, including Defendants' Motions to Dismiss the Amended Complaints. The plaintiffs filed a Consolidated Amended

Complaint on February 13, 1997. On or about December 19, 1997, the Court issued formal opinions granting in part and denying in part the defendants' motion to dismiss. In so doing, the Court ordered plaintiffs to file an amended complaint in accordance with the Court's orders in January of 1998. Accordingly, plaintiffs amended their complaint and filed it with the Nevada District Court in February 1998. The Company and all other defendants continue to deny the allegations contained in the amended complaint filed on behalf of plaintiffs. The plaintiffs are seeking compensatory, special, consequential, incidental, and punitive damages in unspecified amounts. On June 25, 2002, the Nevada District Court denied plaintiffs' motion for class certification. On July 11, 2002, plaintiffs filed a petition for permission to appeal such class certification ruling with the United States Court of Appeals for the Ninth Circuit. On August 15, 2002, the Ninth Circuit granted plaintiffs' petition for permission to appeal such class certification ruling. While no assurances can be made with respect to any litigation, the Company believes that the plaintiffs' claims are without merit and does not expect that the lawsuits will have a material adverse effect on the Company's financial position or results of operations.

Fitzgerald's Sugar Creek, Inc. v. Kansas City Station Corp., et al.
On December 20, 2000, the Company and Kansas City Station Corporation were named as defendants in an action styled *Fitzgerald Sugar Creek, Inc. v. Kansas City Station Corp., et al.*, No. 00CV230480 (Circuit Court of Jackson County, Missouri). The plaintiff alleges that the defendants are liable for unspecified actual and punitive damages and other relief, based on alleged tortuous interference with the plaintiff's business expectancy of receiving a Missouri gaming license in the Kansas City metropolitan area. The allegations of the petition appear to be based on the same issues involved in the investigation by the Missouri Gaming Commission related to activities of Michael Lazaroff, an attorney who formerly represented the Company in Missouri. The plaintiff also alleged claims based on fraudulent concealment and civil conspiracy. The Company and its subsidiary responded to this lawsuit on January 19, 2001 and moved to remove the case to bankruptcy court in Nevada. On March 29, 2001, the United States Bankruptcy Court for the Western District of Missouri remanded the case to the Circuit Court of Jackson County, Missouri. On April 19, 2001, defendants filed a motion to dismiss plaintiff's petition. On August 10, 2001, the Circuit Court (1) granted that motion to dismiss as to the civil conspiracy claim, and (2) denied that motion to dismiss as to the tortuous interference with business expectancy and fraudulent concealment claims. On November 21, 2001, Philip Griffith and the City of Sugar Creek, Missouri (the "City") were added as plaintiffs in this case. The new plaintiffs also allege claims for tortuous interference with business expectancy and fraudulent concealment. On December 17, 2001, defendants filed a motion to dismiss all of Griffith's and the City's claims. On March 15, 2002, the Circuit Court denied that motion to dismiss in its entirety. While no assurances can be made with respect to any litigation, the Company believes that the plaintiff's claims are without merit and does not expect that the lawsuit will have a material adverse effect on the Company's financial position or results of operations.

Harrah's Litigation
On July 13, 2001, the Company and five of its major operating subsidiaries were named as defendants in a lawsuit brought by Harrah's Entertainment, Inc. and Harrah's Operating Company, Inc. in the United States District Court, District of Nevada (CV-S-01-0825-PMP-RJJ). The plaintiffs allege that the Company and its subsidiaries are liable for unspecified actual and punitive damages, and they seek injunctive and other relief, based on allegations that the Company's "Boarding Pass Rewards Program" infringes on various patents held by the plaintiffs. On October 5, 2001, the Company and the subsidiaries filed their answer and counterclaim. On April 4, 2002, plaintiffs filed an amended complaint, which added an affiliate of the Company as an additional defendant. On April 22, 2002, the Company and its subsidiaries and affiliate filed their amended answer and counterclaim. The amended counterclaim seeks a declaratory judgment that plaintiffs' patents (1) are not infringed by the Company's and the subsidiaries' actions, (2) are invalid under federal patent law, and (3) are rendered unenforceable due to plaintiffs' inequitable conduct. In January 2003, both the Company and plaintiffs filed motions for summary judgment. The District Court, however, has yet to rule on those motions. While no assurances can be made with respect to any litigation, the Company believes that the plaintiffs' claims are without merit and does not expect that the lawsuit will have a material adverse effect on its financial position or results of operations.

14. Subsequent Event

Wildfire Casino
The Company purchased the Wildfire Casino in January 2003 for $8.0 million, which was funded with borrowings from the Revolving Facility. The Wildfire Casino is located on Rancho Road in Las Vegas, across from Texas Station. The 20,000-square-foot facility features 170 slot machines, six table games, a sports book, lounge, outdoor patio and a full-service restaurant.

15. Quarterly Financial Information (Unaudited)

(amounts in thousands, except per share amounts)	Net revenues	Operating income	Income before income taxes and change in accounting principle	Net income (loss) applicable to common stock	Diluted earnings (loss) per common common share
Year ended December 31, 2002					
First quarter (a)	$202,067	$43,285	$20,728	$ (257)	$(0.00)
Second quarter (b)	197,481	35,420	12,664	7,978	0.13
Third quarter (c)	191,710	33,586	9,001	5,671	0.09
Fourth quarter (d)	201,607	33,619	7,363	4,540	0.07
Year ended December 31, 2001					
First quarter (e)	$209,225	$41,135	$10,266	$6,505	$ 0.11
Second quarter (f)	212,560	36,258	6,046	3,807	0.06
Third quarter (g)	212,233	30,325	7,179	4,595	0.08
Fourth quarter (h)	202,839	30,617	6,972	4,462	0.07

(a) Includes a cumulative effect of change in accounting principle, net of applicable income tax benefit, of approximately $13.3 million, related to the goodwill acquired at Fiesta Rancho as a result of the adoption of SFAS No. 142 (see Goodwill and Other Intangibles in Note 1).

(b) Includes an impairment loss of approximately $3.9 million related to the write-down of certain assets related to investments in an Internet, intra-state gaming platform and related technology (see Note 6).

(c) Includes a loss on early retirement of debt of approximately $1.4 million, which was the result of the retirement and subsequent replacement of the revolving credit facility in September 2002 (see Note 7).

(d) Includes a loss on early retirement of debt of approximately $4.4 million, which was the result of the redemption of the $150 million 9¾% senior subordinated notes in October 2002 (see Note 7). Also includes an impairment loss of approximately $4.9 million related to the write-off of our option to invest in the Internet wagering business with Kerzner Interactive (see Note 6).

(e) Includes preopening expenses of approximately $1.0 million, which were costs incurred prior to the acquisitions of Fiesta Rancho and Fiesta Henderson and costs incurred prior to the opening of Green Valley Ranch Station. Also includes a loss on early retirement of debt of approximately $6.5 million, which was related to the redemption of $100.0 million of the $198.0 million 10⅛% senior subordinated notes (see Note 7).

(f) Includes preopening expenses of approximately $0.2 million, which were costs incurred prior to the opening of Green Valley Ranch Station, an impairment loss of approximately $4.0 million with respect to a 34-acre parcel, near the intersection of Martin Luther King Jr. Drive and Craig Road in North Las Vegas (see Note 6), and a loss on the early retirement of debt of approximately $6.2 million, which was related to the redemption of the remaining $98.0 million of the $198.0 million 10⅛% senior subordinated notes (see Note 7).

(g) Includes preopening expenses of approximately $0.8 million, which were costs incurred prior to the opening of Green Valley Ranch Station and a gain on the sale of Southwest Gaming of approximately $1.7 million (see Basis of Presentation and Organization in Note 1).

(h) Includes preopening expenses of approximately $4.4 million, which were costs incurred prior to the opening of Green Valley Ranch Station.

Independent Auditors' Report

To the Board of Directors and Stockholders of
Station Casinos, Inc.:

We have audited the accompanying consolidated balance sheets of Station Casinos, Inc. and subsidiaries (the "Company") (a Nevada corporation) as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Station Casinos, Inc. and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, in 2002, the Company changed its method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangibles", and recorded a cumulative effect of a change in accounting principle in the first quarter of 2002.

Deloitte & Touche LLP

Las Vegas, Nevada
January 29, 2003

Market for Registrant's Common Equity and Related Stockholder Matters

Station Casinos, Inc.

Our common stock trades on the New York Stock Exchange under the symbol "STN". The following table sets forth, for the periods indicated, the high and low sale price per share of our common stock as reported on the New York Stock Exchange.

	High	Low
Year Ending December 31, 2002		
First Quarter	$17.03	$10.80
Second Quarter	19.20	15.95
Third Quarter	18.10	11.21
Fourth Quarter	19.20	15.21
Year Ending December 31, 2001		
First Quarter	$16.00	$12.80
Second Quarter	17.43	13.15
Third Quarter	16.45	7.50
Fourth Quarter	11.75	7.51

As of March 14, 2003, there were 592 holders of record of our common stock and the closing price of our common stock was $19.86.

We have never paid cash dividends on any shares of our common stock. We do not intend to pay cash dividends in the foreseeable future so that we may reinvest our earnings in the development of our business. There is currently proposed legislation at the Federal level that would eliminate the double taxation of dividends. If this legislation passes, we would consider paying dividends in the future. The payment of dividends in the future will be at the discretion of our Board of Directors. Restrictions imposed by our debt instruments and other agreements limit the payment of dividends (see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Description of Certain Indebtedness and Capital Stock").

GROWING DEMAND/LIMITED SUPPLY

The enactment of Senate Bill 208 (S.B.208) in 1997 significantly limited the areas in the Las Vegas Valley in which a hotel casino could be located. S.B. 208 identified a limited number of gaming enterprise districts and set forth very stringent criteria for future casino-gaming development. While gaming supply has been limited by this legislation, demand for locals gaming continues to grow, fueled by the ever expanding population in the Las Vegas Valley. According to the U.S. Census Bureau, during the 1990's, the Las Vegas Valley was the fastest-growing metropolitan area in the country.



STATION CASINOS

is the premier provider of gaming and entertainment for residents of the Las Vegas Valley.

Our franchise currently includes eight major gaming and entertainment facilities and three smaller casinos. Our properties are easily accessible from anywhere in the Las Vegas Valley, with more than 80 percent of the population living within a 5-mile radius of one of our properties. Nearly all of our properties are master-planned for expansion, enabling us to incrementally add to our existing properties as demand dictates. We also own or control what we believe is the best portfolio of undeveloped, gaming-entitled real property in the Las Vegas locals' market.





Station Casinos Inc.	Location	Acreage	Slots	Tables	Rooms	Restaurants	Fast-Food Outlets	Movie Screens	Bowling Lanes	Child Care	Covered Parking	Opening/ Acquisition Date
Palace Station	Las Vegas, NV	39	2,037	46	1,021	7	5	—	—	—	1,900	7/76
Boulder Station	Las Vegas, NV	46	2,896	42	300	5	7	11	—	Yes	1,900	8/94
Texas Station	North Las Vegas, NV	47	2,470	38	200	5	7	18	60	Yes	3,500	7/95
Sunset Station	Henderson, NV	85	2,847	53	457	7	7	13	—	Yes	2,900	6/97
Santa Fe Station	Las Vegas, NV	38	2,133	28	200	3	6	—	60	—	1,500	10/00
Green Valley Ranch Station	Henderson, NV	40	2,212	49	201	6	6	10	—	—	1,600	12/01
Fiesta Rancho	North Las Vegas, NV	25	1,810	21	100	6	3	—	—	—	1,000	1/01
Fiesta Henderson	Henderson, NV	46	1,473	23	224	3	—	—	—	—	—	1/01
Wild Wild West	Las Vegas, NV	19	233	7	258	1	—	—	—	—	—	7/98
Barley's Casino & Brewery	Henderson, NV	—	191	8	—	1	—	—	—	—	—	1/96
Wildfire	Las Vegas, NV	5	170	6	—	1	—	—	—	—	—	1/03
TOTALS		390	18,472	321	2,961	45	41	52	120	—	14,300	



The Las Vegas Valley—Household Income, Population and Growth by Region


Northwest
$55.6 307,056 13%
Santa Fe Station
Fiesta Rancho
Texas Station
Northeast
$33.9 190,853 7%
Palace Station
Central West
$43.9 229,373 4%
Boulder Station
Central East
$35.0 348,173 2%
South West
$53.0 32,388 14%
Sunset Station
South East
$55.5 261,620 12%
Fiesta Henderson
Green Valley Ranch Station

Household Income *($ in thousands)* 2000 Population Population CAGR(a) *(1991-2000)*

(a) Compound Annual Growth Rate



Clark County Population

(in thousands)


1,055
1,119
1,193
1,261
1,327
1,394
1,485
1,560
'95
'96
'97
'98
'99
'00
'01
'02

Source: University of Nevada Las Vegas
Center for Business and Economic Research

Projected Clark County Population

(in thousands)


1,426
1,720
1,895
'00
'05
'10

Source: University of Nevada Las Vegas
Center for Business and Economic Research



Locals Market Gaming Revenues

(in millions)



1,023
1,157
1,249
1,457
1,610
1,790
1,868
2,100
'95
'96
'97
'98
'99
'00
'01
'02

Source: Estimated using Nevada Gaming Control Board Revenue Reports

Total Employment Las Vegas Metropolitan Area

(in thousands)



576
620
654
682
712
801
819
833
'95
'96
'97
'98
'99
'00
'01
'02

Source: Nevada Department of Employment, Training and Rehabilitation



Financial Highlights

(in thousands except per share amounts)	Years Ended December 31, 2002	2001	2000	1999	Transition Period 1998(1)
Statement of Operations Data:					
Net revenues	$ 792,865	$ 836,857	$ 990,060	$ 940,663	$ 640,869
Operating income	$ 145,910	$ 138,335	$ 241,194	$ 27,065	$ 63,351
Operating income and earnings from joint ventures	$ 157,203	$ 140,839	$ 242,812	$ 28,871	$ 64,696
Net income (loss) applicable to common stock	$ 17,932	$ 19,369	$ 93,505	$ (44,758)	$ (17,531)
Earnings (loss) per common share	$ 0.30	$ 0.32	$ 1.48	$ (0.76)	$ (0.33)
Weighted average common shares outstanding	60,730	60,037	63,116	58,692	52,968
Balance Sheet Data:					
Capital expenditures	$ 20,138	$ 450,088	$ 358,763	$ 76,379	$ 99,460
Total assets	$1,598,347	$1,656,122	$1,440,428	$1,276,273	$1,531,925
Long-term debt	$1,165,722	$1,237,090	$ 989,625	$ 942,480	$1,147,266
Stockholders' equity	$ 270,678	$ 248,904	$ 288,887	$ 216,801	$ 269,406

(1) On November 6, 1998, the Company filed Form 8-K announcing its change in fiscal year end from March 31 of each year to December 31 of each year. This change is effective for the nine month period ended December 31, 1998 (the "Transition Period 1998").





LAS VEGAS
2002-03
LAS VEGAS PAIUTE INDIAN COMMUNITY
BLM LAND
DESERT NATIONAL WILDLIFE RANGE
(U.S. Fish & Wildlife Service)
NELLIS AIR FORCE BASE
BLM LAND
FLOYD LAMB STATE PARK
SILVERSTONE RANCH
BLM LAND
FUTURE 7500 ACRE MASTER PLANNED COMMUNITIES
ALIANTE MASTER PLANNED COMMUNITY
LYNBROOK
ELKHORN SPRINGS
MONTECITO TOWN CENTER
ELDORADO HIGHLANDS
ELDORADO
LAS VEGAS MOTOR SPEEDWAY COMPLEX
BLM LAND
PAINTED DESERT
SANTA FE STATION
LOS PRADOS
RANCHO ALTA MIRA
NELLIS AIR FORCE BASE
RED ROCK CANYON NATIONAL CONSERVATION AREA
SUN CITY SUMMERLIN
FIESTA
TEXAS STATION
SUMMERLIN MASTER PLANNED COMMUNITY
THE PUEBLO
THE CANYONS
SUN COAST
PECCOLE RANCH
DOWNTOWN LAS VEGAS
PALACE STATION





2002-03 LAS VEGAS GRAPHICS LEGEND
MAJOR SHOPPING
COLLEGES & UNIVERSITIES
CASINOS
PARKS & GOLF COURSES
BLM LAND
MASTER PLANNED COMMUNITIES
AIRPORTS & INDUSTRIAL PARKS
COMMERCIAL MIXED-USE
COUNTY OWNED LAND
NELLIS AIR FORCE BASE
INDIAN COMMUNITY
MAJOR ARTERIALS
RAILROADS
FREEWAYS
U.S. HIGHWAYS
PROPOSED FREEWAYS
CITY LIMITS
DOWNTOWN CASINO KEY
Landiscor
McCARRAN INTERNATIONAL AIRPORT
BOULDER STATION
BARLEY'S
SUNSET STATION
FIESTA
GREEN VALLEY RANCH
STATION CASINO
SILVERADO RANCH
GREEN VALLEY
SOUTHERN HIGHLANDS
SEVEN HILLS
ANTHEM
MacDONALD HIGHLANDS
RHODES RANCH
CORONADO RANCH
NEVADA TRAILS
SPANISH TRAIL
SIENA
WILD WILD WEST
BLM LAND

2003 STATION LAND HOLDINGS KEY

Location (Name)	Acreage
1. Rhodes Ranch	51
2. Summerlin South	49
3. Boulder Hwy. & Nellis Blvd.	27
4. Boulder Hwy. & Tropicana Ave.	34
5. Red Rock Station	73



Corporate Information

Board of Directors

Frank J. Fertitta III
Lorenzo J. Fertitta
Glenn C. Christenson
Lowell H. Lebermann, Jr.
James E. Nave, D.V.M.
Timothy N. Poster
Blake L. Sartini
Delise F. Sartini

Corporate Headquarters

Station Casinos, Inc.
2411 West Sahara Avenue
Las Vegas, Nevada 89102
(702) 367-2411 or (800) 544-2411

Mailing Address

Station Casinos, Inc.
P.O. Box 29500
Las Vegas, Nevada 89126-3300
Room Reservations: (800) 634-3101
Internet: www.stationcasinos.com

Independent Accountants

Deloitte & Touche LLP
3773 Howard Hughes Parkway
Suite 490N
Las Vegas, Nevada 89109

Legal Counsel

Milbank, Tweed, Hadley & McCloy LLC
601 South Figueroa Street
30th Floor
Los Angeles, California 90017

Annual Report on Form 10-K

The Annual Report on Form 10-K of Station Casinos, Inc. filed with the Securities and Exchange Commission may be obtained upon written request and without charge. Requests should be directed to Glenn C. Christenson, Chief Financial Officer and Treasurer, at the corporate mailing address.

Annual Meeting

The Annual Meeting of Stockholders will be held at 10:00 AM Pacific Daylight Time, on May 21, 2003, at Texas Station Gambling Hall & Hotel, 2101 Texas Star Lane, North Las Vegas. March 28, 2003 is the record date for determining the stockholders entitled to notice of and to vote at the Annual Meeting of Stockholders.

Common Stock

The Company's common stock trades on the New York Stock Exchange under the symbol "STN."

Other Publicly Traded Securities

Over-the-Counter

Station Casinos, Inc.
8⅞% Senior Subordinated Notes
Due December 1, 2008

Station Casinos, Inc.
9⅞% Senior Subordinated Notes
Due July 1, 2010

Station Casinos, Inc.
8⅜% Senior Notes
Due February 15, 2008

Agent and Trustees

Wells Fargo Shareowner Services
161 North Concord Exchange
South Saint Paul, Minnesota 55075

First Union National Bank
123 South Broad Street
Philadelphia, Pennsylvania 19109
Trustee for the 8⅞% and 9⅞% Senior Subordinated Notes

The Bank of New York
5 Penn Plaza
New York, New York 10001
Trustee for the 8⅜% Senior Notes

Forward-Looking Statements

When used in this report and elsewhere by management from time to time, the words "believes," "anticipates," and "expects" and similar expressions are intended to identify forward-looking statements with respect to the financial condition, results of operations and the business of Station Casinos, Inc. (the "Company") and its subsidiaries including the expansion, development and acquisition projects, legal proceedings and employee matters of the Company and its subsidiaries. Certain important factors, including but not limited to, financial market risks, could cause the Company's actual results to differ materially from those expressed in the Company's forward-looking statements. Further information on potential factors which could affect the financial condition, results of operations and business of the Company and its subsidiaries, including, without limitation, the ability to maintain existing management, integration of acquisitions, competition within the gaming industry, the cyclical nature of the hotel business and gaming business, economic conditions, development and construction risk, regulatory matters and litigation are included in the filings of the Company with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date thereof. The Company undertakes no obligation to publicly release any revisions to such forward-looking statements to reflect events or circumstances after the date hereof.

Designed by Curran & Connors, Inc. / www.curran-connors.com
Principal Photography by John Rae


STATION CASINOS, INC.

2411 West Sahara Avenue
Las Vegas, Nevada 89102

P.O. Box 29500
Las Vegas, Nevada 89126-3300
702.367.2411 or 800.544.2411
www.stationcasinos.com